Exhibit 99.2

Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Card as of December 31, 2019

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Card Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won, except share data)	Note		2019	2018

Assets
Cash and due from banks	10,38	~~W~~	668,414	637,990
Financial assets at fair value through profit or loss	11		406,108	253,854
Derivative assets	12		54,497	7,477
Credit card assets at amortized cost, etc.	13		29,335,281	26,902,687
Lease assets	14		548,901	365,581
Financial assets at fair value through other comprehensive income	16		35,938	34,519
Property and equipment, net	15,17		637,951	88,601
Intangible assets	18		162,331	49,184
Deferred tax assets	37		249,882	224,856
Other assets	19		818,606	864,706

Total assets		~~W~~	32,917,909	29,429,455

Liabilities
Derivative liabilities	12	~~W~~	48,675	80,928
Borrowings	20		3,314,687	2,415,507
Debentures, net	21		18,645,325	16,691,757
Liability for defined benefit obligations	22		33,762	18,670
Current tax liabilities	37		98,830	89,906
Provisions	23		206,114	182,477
Other liabilities	15,24		4,421,650	3,948,743

Total liabilities			26,769,043	23,427,988

Equity
Common stock	25		626,847	626,847
Capital surplus	25		860,592	860,592
Capital adjustments	25		263	1,234
Accumulated other comprehensive loss	25		(67,535)	(43,687)
Retained earnings	25,26		4,732,180	4,561,125
Equity attributable to owners of the Group			6,152,347	6,006,111
Non-controlling interests	25		(3,481)	(4,644)

Total equity			6,148,866	6,001,467

Total liabilities and equity		~~W~~	32,917,909	29,429,455

(*) The Group initially applied K-IFRS No.1116 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note		2019	2018

Interest income		~~W~~	2,253,506	2,013,810
Interest expense			(499,540)	(430,710)
Net interest income	30		1,753,966	1,583,100

Fee and commission income			1,432,352	1,485,749
Fee and commission expense			(1,211,475)	(1,253,393)
Net fee and commission income	31		220,877	232,356

Dividend income	32		841	1,393
Net income on financial assets at fair value through profit or loss	11		11,174	46,111
Net income on derivatives	12		73,134	98,475
Net income on foreign currency transactions			(38,901)	(62,516)
Provision for credit loss allowance	13,33		(566,415)	(466,447)
General administrative expenses	34		(702,191)	(703,005)
Other operating loss, net	35		(68,377)	(2,969)

Operating income			684,108	726,498

Non-operating expense, net	36		(7,352)	(25,211)

Profit before income tax			676,756	701,287

Income tax expense	37		(167,723)	(183,526)

Profit for the year		~~W~~	509,033	517,761

Other comprehensive income (loss) :
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	22,25	~~W~~	(18,671)	(10,481)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	16,25		1,029	2,385

Items that are or may be reclassified subsequently to profit or loss
Net changes in the unrealized fair value of cash flow hedges	12,25		(9,333)	(30,324)
Foreign currency translation adjustments for foreign operations	25		4,057	(2,206)

Other comprehensive loss for the year, net of tax			(22,918)	(40,626)

Total comprehensive income for the year		~~W~~	486,115	477,135

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (continued)

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note		2019		2018

Profit attributable to:
Owners of the Company	28	~~W~~	508,800		519,446
Non-controlling interests			233		(1,685)
Profit		~~W~~	509,033		517,761

Total comprehensive income (loss) attributable to:
Owners of the Company		~~W~~	484,952	479,293
Non-controlling interests			1,163	(2,158)
Total comprehensive income		~~W~~	486,115	477,135

Earnings per share Basic and diluted earnings per share (in won)	28	~~W~~	4,058	4,143

(*) The Group initially applied K-IFRS No.1116 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

		2018
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2018	~~W~~	626,847	860,592	10	(3,534)	4,641,697	6,125,612	(6,425)	6,119,187
Dividends		-	-	-	-	(600,018)	(600,018)	-	(600,018)
Share-based payment transactions		-	-	1,224	-	-	1,224	-	1,224
Changes in non-controlling interests		-	-	-	-	-	-	3,939	3,939
Total comprehensive income for the period:
Profit for the year		-	-	-	-	519,446	519,446	(1,685)	517,761
Remeasurement of the net defined benefit obligations		-	-	-	(10,481)	-	(10,481)	-	(10,481)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	2,385	-	2,385	-	2,385
Net changes in the unrealized fair value of cash flow hedges		-	-	-	(30,324)	-	(30,324)	-	(30,324)
Foreign currency translation adjustments for foreign operations		-	-	-	(1,733)	-	(1,733)	(473)	(2,206)
Balance at December 31, 2018	~~W~~	626,847	860,592	1,234	(43,687)	4,561,125	6,006,111	(4,644)	6,001,467

		2019
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2019	~~W~~	626,847	860,592	1,234	(43,687)	4,561,125	6,006,111	(4,644)	6,001,467
Dividends		-	-	-	-	(337,745)	(337,745)	-	(337,745)
Share-based payment transactions		-	-	(971)	-	-	(971)	-	(971)
Total comprehensive income for the period:
Profit for the year		-	-	-	-	508,800	508,800	233	509,033
Remeasurement of the net defined benefit obligations		-	-	-	(18,671)	-	(18,671)	-	(18,671)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	1,029	-	1,029	-	1,029
Net changes in the unrealized fair value of cash flow hedges		-	-	-	(9,333)	-	(9,333)	-	(9,333)
Foreign currency translation adjustments for foreign operations		-	-	-	3,127	-	3,127	930	4,057
Balance at December 31, 2019	~~W~~	626,847	860,592	263	(67,535)	4,732,180	6,152,347	(3,481)	6,148,866

(*) The Group initially applied K-IFRS No.1116 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)		2019	2018

Cash flows from operating activities
Profit before income tax	~~W~~	676,756	701,287
Adjustment for:
Interest income		(2,253,506)	(2,013,810)
Interest expense		499,540	430,710
Dividend income		(841)	(1,393)
Consideration paid to customers		187,616	176,188
Fee and commission expense		1,187	745
Net gain on sales of financial assets at fair value through profit or loss		(3,636)	(6,413)
Net loss on valuation of financial assets at fair value through profit or loss		276	312
Net gain on valuation and transaction of derivatives		(73,134)	(98,475)
Net loss on foreign currency transaction		63,148	76,952
Provision for credit loss allowance		566,415	466,447
General administrative expenses		82,882	51,822
Other operating expenses		91,174	51,622
Non-operating expenses, net		(205)	799
		(839,084)	(864,494)
Changes in assets and liabilities:
Financial assets at fair value through profit and loss		(149,936)	110,064
Credit card assets at amortized cost, etc.		(2,667,916)	(3,191,263)
Lease assets		(278,768)	(313,210)
Other assets		14,883	(175,989)
Deposit liabilities		(211,325)	-
Liability for defined benefit obligations		(29,065)	(15,171)
Provisions		(1,085)	(3,126)
Other liabilities		(146,261)	93,655
		(3,469,473)	(3,495,040)
Income taxes paid		(163,405)	(159,625)
Interest received		2,098,516	1,859,324
Interest paid		(461,746)	(429,421)
Dividend received		841	1,393
Net cash used in operating activities		(2,157,595)	(2,386,576)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from investing activities
Decrease (Increase) in restricted due from banks		~~W~~	77,525	(8,663)
Proceeds from disposal of financial assets at fair value through profit or loss			3,636	6,413
Acquisition of financial assets at fair value through profit or loss			(2,594)	(710)
Proceeds from disposal of financial assets at fair value through other comprehensive income			-	200
Acquisition of financial assets at fair value through other comprehensive income			-	(300)
Proceeds from disposal of property and equipment			913	342
Acquisition of property and equipment			(35,665)	(21,805)
Proceeds from disposal of intangible assets			18	93
Acquisition of intangible assets			(20,017)	(20,669)
Decrease in guarantee deposits			55,583	48,937
Increase in guarantee deposits			(53,847)	(53,162)
Acquisition of subsidiaries			(160,008)	-
Net cash used in investing activities			(134,456)	(49,324)

Cash flows from financing activities
Proceeds from borrowings			2,517,604	1,738,119
Repayment of borrowings			(1,625,000)	(1,284,393)
Proceeds from debentures			5,820,883	5,831,259
Repayment of debentures			(3,940,520)	(3,183,963)
Cash inflows from cash flow hedges			1,694,362	10,166
Cash outflows from cash flow hedges			(1,713,492)	(16,832)
Paid in capital from non-controlling interests			-	3,939
Repayment of lease liabilities			(18,162)	-
Dividends paid			(337,745)	(600,018)
Net cash provided by financing activities			2,397,930	2,498,277

Effect of exchange rate fluctuations on cash and cash equivalents held			(15)	(20)
Net increase in cash and cash equivalents			105,864	62,357

Cash and cash equivalents at the beginning of year			443,231	380,874

Cash and cash equivalents at the end of year	38	~~W~~	549,095	443,231

(*) The Group initially applied K-IFRS No.1116 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

See accompanying notes to the consolidated financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity

General information of Shinhan Card Co., Ltd. (the “Company” or the “Controlling Company”) and its subsidiaries (together referred to as the “Group”) is as follows.

(a)	Controlling Company

The Controlling Company was incorporated on December 17, 1985.  The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga).  The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Finance Business Act.

As of December 31, 2019, the Company has approximately 21.02 million (actual member criteria) personal credit card holders, 1.86 million merchants in its network and 30 branch offices (including the headquarter office).   The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group").

(b)	Subsidiaries

As of December 31, 2019 and 2018, consolidated subsidiaries are summarized below.

				2019		2018
Subsidiaries	Location	Fiscal year-end	Operating activities	Controlling interest	Non-controlling interest	Controlling interest	Non-controlling interest
Shinhan Card 2015-1 (*1),(*2)	Republic of Korea	December 31	ABS	-	-	0.5%	99.5%
Shinhan Card 2016-1 (*1),(*2)	"	"	"	-	-	"	"
Shinhan Card 2017-1 (*1),(*2)	"	"	"	0.5%	99.5%	"	"
Shinhan Card 2017-2 (*1),(*2)	"	"	"	"	"	"	"
Shinhan Card 2017-3 (*1),(*2)	"	"	"	"	"	"	"
Shinhan Card 2018-1 (*1),(*2)	"	"	"	"	"	"	"
Shinhan Card 2018-2 (*1),(*2)	"	"	"	"	"	"	"
Shinhan Card 2019-1 (*1),(*2)	"	"	"	"	"	-	-
Shinhan Card 2019-2 (*1),(*2)	"	"	"	"	"	-	-
Shinhan Card 2019-3 (*1),(*2)	"	"	"	"	"	-	-
Shinhan Finance LLC	Kazakhstan	"	Installment, credit loan lease financing	100.0%	-	100.0%	-
Shinhan Indo Finance	Indonesia	"	Installment, credit card and lease financing	50%+1 of the shares	50%-1 of the shares	50%+1 of the shares	50%-1 of the shares
Shinhan Vietnam Finance Co., Ltd.(*3)	Vietnam	"	Credit loan	100.0%	-	100.0%	-
Shinhan Microfinance Co., Ltd.	Myanmar	"	Credit loan	100.0%	-	-	-
Specified money in trusts (*1)	Republic of Korea	"	Trust asset management	100.0%	-	100.0%	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity, Continued

(b)	Subsidiaries, continued

(*1) The above subsidiaries are structured entities and voting rights or similar rights are not major factors when determining control.

(*2) Although the Controlling Company’s ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Controlling Company’s specific business, and the Controlling Company holds a majority of the benefits in the structured entities’ operations.  For this reason, the Controlling Company is considered to have power to control the structured entities.  The Controlling Company can transfer additional credit card assets if these subsidiaries are unable to repay securitized debentures connected to the entities’ underlying assets.

(*3) Prudential Vietnam Finance Co., Ltd has changed its entity name to Shinhan Vietnam Finance Co.,Ltd.

(c)	Change in subsidiaries

(i) Subsidiaries newly included in the consolidated financial statements for the year ended December 31, 2019 are as follows:

Subsidiary	Reason
Shinhan Card 2019-1	New Investment
Shinhan Card 2019-2	New Investment
Shinhan Card 2019-3	New Investment
Shinhan Vietnam Finance Co.,Ltd.	Acquisition of shares

(ii) Subsidiaries excluded from the consolidated financial statements for the year ended December 31, 2019 are as follows:

Subsidiary	Reason
Shinhan Card 2015-1	Liquidation
Shinhan Card 2016-1	Liquidation

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

1.	Reporting Entity, Continued

(d)	Condensed financial information for the Group’s subsidiaries as of and for the years ended December 31, 2019 and 2018 is as follows:

		2019
Subsidiaries		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2015-1	~~W~~	-	-	-	2,609	2,566
Shinhan Card 2016-1		-	-	-	5,849	5,731
Shinhan Card 2017-1		676,361	682,601	(6,240)	1,473	1,922
Shinhan Card 2017-2		770,417	778,860	(8,443)	(838)	180
Shinhan Card 2017-3		506,197	513,705	(7,508)	(855)	(446)
Shinhan Card 2018-1		622,694	632,077	(9,383)	(1,844)	(1,547)
Shinhan Card 2018-2		771,728	784,956	(13,228)	59,873	57,793
Shinhan Card 2019-1		672,946	679,586	(6,640)	(6,640)	(6,640)
Shinhan Card 2019-2		882,651	886,055	(3,404)	(3,514)	(3,405)
Shinhan Card 2019-3		594,280	595,299	(1,019)	(1,019)	(1,019)
Shinhan Finance LLC		23,949	5,757	18,192	1,313	1,415
Shinhan Indo Finance		112,772	119,733	(6,961)	465	2,327
Shinhan Microfinance Co., Ltd.		19,154	7,687	11,467	359	601
Shinhan Vietnam Finance Co.,Ltd.		368,821	285,629	83,192	18,363	20,215
Specified money in trusts		480,000	-	480,000	25	25

		2018
Subsidiaries		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2014-2	~~W~~	-	-	-	476	510
Shinhan Card 2015-1		358,681	361,247	(2,566)	(868)	(877)
Shinhan Card 2016-1		606,119	611,850	(5,731)	(3,634)	(3,478)
Shinhan Card 2017-1		798,306	806,467	(8,161)	(7,123)	(9,459)
Shinhan Card 2017-2		765,804	774,427	(8,623)	(6,763)	(9,074)
Shinhan Card 2017-3		508,787	515,850	(7,063)	(5,495)	(8,246)
Shinhan Card 2018-1		625,107	632,942	(7,835)	(4,860)	(7,835)
Shinhan Card 2018-2		790,741	796,755	(6,014)	(2,825)	(6,014)
Shinhan Finance LLC		13,832	3,375	10,457	964	89
Shinhan Indo Finance		80,656	89,944	(9,288)	(3,371)	(4,317)
Shinhan Microfinance Co., Ltd.		8,816	2,822	5,994	162	(222)
Specified money in trusts		700,000	-	700,000	89	89

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Preparation

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed by the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2020, and will be submitted for approval to the stockholder’s meeting to be held on March 25, 2020.

The consolidated financial statements have been prepared by initially applying K-IFRS No.1116 Leases.  This change is explained in Note 2 (d).

(a)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

- Derivative financial instruments are measured at fair value;

- Financial instruments at fair value through profit or loss are measured at fair value;

- Financial instruments at fair value through other comprehensive income are measured at fair value;

- Liabilities recognized for cash-settled share-based payment; and

- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(c)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

(d)	Changes in accounting policies

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018. There are other new standards applied from January 1, 2019, which does not have a significant impact to the Group’s financial statements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Preparation, Continued

(d)	Changes in accounting policies, continued

(i) K-IFRS No.1116 Leases

The Group initially applied K-IFRS No.1116 Leases from January 1, 2019.  On December 16, 2019, the IFRS Interpretations Committee, regarding Lease Term and Useful Life of Leasehold Improvements, announced its consideration of all economic penalties that result from lease termination when determining the enforceable period.  The Group is analyzing the effects of changes in accounting policies on the enforceable period following the decision on the consolidated financial statements and will reflect these effects on the consolidated financial statements following the completion of such analyses.

Other standards applied from January 1, 2019 do not have a material effect on the Group’s consolidated financial statements.

The Group recognized the cumulative effect of initial application of K-IFRS No.1116 in retained earnings at January 1, 2019, the date of initial application. Accordingly, the comparative information is not restated and is presented, as previously reported, under K-IFRS No.1017 and related interpretations. The details of changes in accounting policy are disclosed below.  Additionally, the disclosure requirements in K-IFRS No.1116 have not generally been applied to comparative information.

Definition of lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No.2104 Determining whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3 (i).

On transition to K-IFRS No.1116, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied K-IFRS No.1116 only to contracts that were previously identified as leases. Contracts that were not identified as leases under K-IFRS No.1017 and K-IFRS No.2104 were not reassessed for whether there is a lease under K-IFRS No.1116. Therefore, the definition of a lease under K-IFRS No.1116 was applied only to contracts entered into or changed on or after January 1, 2019.

As a lessee

As a lessee, the Group leases many assets including property and equipment. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group.  Under K-IFRS No.1116, the Group recognizes right-of-use assets and lease liabilities for most of these leases.  These leases are recognized in the consolidated financial statements of the Group.

The Group presents right-of-use assets within property and equipment – the same line item in which it presents underlying assets of the nature that it owns.  The Group presents right-of-use assets that meet the definition of investment property as investment property.  The carrying amount of right-of-use assets is as follows:

Classification		Property and equipment, net
Beginning balance	~~W~~	49,569
Ending balance		530,136

The Group presents lease liabilities within other liabilities on the consolidated statements of financial position.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Preparation, Continued

(d)	Changes in accounting policies, continued

(i) K-IFRS No.1116 Leases, continued

Impact on consolidated financial statements

-	Impact on transition

On transition to K-IFRS No.1116, the Group recognized additional right-of-use assets and lease liabilities.  The impact on transition is summarized below.

Classification		January 1, 2019
Right-of-use assets classified as property and equipment, net	~~W~~	49,569
Replacement of prepaid lease payment		(2,861)
Replacement of rental store facilities to asset retirement		(971)
Replacement of unearned revenue on lease incentives		5,196
Lease liabilities		50,933

For the impact of K-IFRS No.1116 on profit or loss for the period, see Note 15.  For the details of the accounting policies under K-IFRS No.1116 and K-IFRS No.1017 of the Group, see Note 3 (j).

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate as of January 1, 2019. The weighted-average incremental borrowing rate applied ranges from 2.1 to 2.3%.

Classification		January 1, 2019
Operating lease arrangements disclosed on the consolidated financial statements as of December 31, 2018	~~W~~	59,072
Discounted using the incremental borrowing rate as of January 1, 2019		56,682
Less: payments for leases of low-value assets recognized using straight-line method		(429)
Less: value added tax of lease payments		(5,320)
Lease liabilities recognized as of January 1, 2019		50,933

(ii) K-IFRS No.1109 Financial Instruments, K-IFRS No.1107 Financial Instruments: Disclosures Revision

The interest rate index reform has added an exception that allows hedge accounting to be applied while uncertainty exists. In a hedging relationship, the assume that the interest rate index that is the underlying variable of cash flows does not change to the interest rate index reform when reviewing the probability of occurrence and the prospective assessment of the effectiveness of the hedge. For hedges of non-contractually specified interest rate risk components, the requirement that the hedged risk should be separately identifiable applies only at the inception of the hedging relationship. Through the interest rate index reform, this application of exception is ended when the timing and amount of cash flows based on the interest rate index will no longer appear, or the hedging relationship is discontinued. These amendments take effect on 1 January 2020 but have been applied early as early entry is allowed. A significant interest rate indicator for hedging relationships is LIBOR and CD rates. The subject affected by this amendment is hedge accounting on Note 12 (c).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies

Significant accounting policies applied by the Group in preparation of its consolidated financial statements are described below.  The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise in Note 2 (d).

(a)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Group has a single reportable segment. Accordingly, information on segment assets, liabilities and profit or loss is not disclosed.

(b)	Basis of consolidation

(i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and other events in similar circumstances, the Group prepares the consolidated financial statements by making appropriate adjustments.

(ii) Structured entity

The Group has established a number of structured entities by transferring credit card assets and others. A structured entity is consolidated if, based on an evaluation of the substance of its relationship with the Group and the structured entity’s risks and rewards, it is concluded that the Group controls the structured entity.

(iii) Elimination of intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.  If intra-group losses indicate an asset impairment that requires recognition on the consolidated financial statements, the intra-group losses are recognized as a loss.

(iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Cash and cash equivalents

Cash and cash equivalents comprise balances with cash in hand, deposits held at call with banks and other short-term highly liquid investments with an insignificant risk of changes in their fair value. Equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(d)	Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue.  Other financial instruments and financial liabilities are recognized only when the Group becomes a party to the contract for the financial instrument. At initial recognition, financial assets or financial liabilities are measured at fair value, and transaction costs directly related to the acquisition of the financial assets or the issue of the financial liabilities are added to fair value unless they are measured at fair value through profit or loss.

(ii) Classification and subsequent measurement

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or fair value through profit or loss (“FVTPL”).

Unless the Group changes its business model for managing financial assets, after first recognition, the financial assets cannot be reclassified.  When, and only when, the Group changes its business model for managing financial assets, it shall reclassify all affected financial assets on the first day of the Group’s next reporting period.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(d)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.  This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  This includes all derivative financial assets (refer to Note 7).  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial asset: Business model

The Group assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed, and information is provided to management.  Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;

- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;

- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;

- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and

- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance is measured at fair value through profit or loss.

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

‘Principal’ amount is defined as the fair value on initial recognition of the financial asset.  ‘Interest’ consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Group considers the terms and conditions of the instrument.  If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(d)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

To make an assessment, the Group considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;

- Terms that adjust the contractual interest rate, including variable interest rate features;

- Prepayment features and extension features; and

- Terms and conditions that limit our claims on cash flows arising from specific assets. (e.g., non-recourse features)

If the prepayment amount represents interest on substantially outstanding principal and remaining principal and includes reasonable additional compensation for early termination of the contract, the early repayment characteristics are consistent with the terms of paying principal and interest on a specified date.

In addition, for financial assets acquired by significantly discounting or premiuming the contractual par amount, the prepayment amount effectively represents the contractual par amount and the contractual interest accrual (however unpaid), and the prepayment feature meets this condition when the fair value of the feature is insignificant on initial recognition of the financial asset.

Financial Asset: Subsequent measurement and profit or loss

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at FVTPL

These assets are subsequently measured at fair value.  Net gains and losses, including any interest or dividend income, are recognized in profit or loss.  However, see Note 3 (e) for derivative financial assets designated as the hedging instruments.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method.  The amortized cost is reduced by impairment losses.  Interest income, foreign exchange gains and losses, impairment and any gain or loss on derecognition are recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss.  Other net gains and losses are recognized in other comprehensive income.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value.  Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(d)	Non-derivative financial assets, continued

(iii) Derecognition of financial assets

Financial asset

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

When the Group transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

(iv) Offsetting

Financial assets and liabilities are offset only when the Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(e)	Derivative financial assets

(i) Derivatives and Hedge Accounting

The Group holds derivative financial instruments to hedge foreign exchange and interest rate exposures.  If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

Derivatives are measured at fair value on initial recognition and subsequently measured at fair value and changes are generally recognized in profit or loss.

The Group designate specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Group documents the purpose and strategy of risk management to perform the hedge.  The Group documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(e)	Derivative financial assets, continued

(ii) Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedge reserve. The effective portion of changes in the fair value of the derivative that is recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged item, determined on the basis of present value from the inception of the hedge.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If a hedged item that is a forecast transaction is subsequently recognized in a non-financial asset, the cumulative hedge reserve and the cost of the hedge are included directly in the initial cost of the non-financial asset when the non-financial asset is recognized.

For other hedged items that are forecast transactions, the accumulated hedge reserve and the cost of the hedge are reclassified to profit or loss in the same period or in the period during which the expected hedged future cash flows affect profit or loss.

If the hedge no longer meets the hedge accounting requirements or the hedging instrument is sold, decimated, terminated or exercised, the hedge accounting is discontinued prospectively.

If a non-financial item is a recognized hedge transaction and hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve and the cost of the non-financial item remain in equity until the non-financial item is initially recognized and its amount is included in the cost of the non-financial item.  For other cash flow hedges, the amounts are reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

(iii) Net-investment hedge

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in other comprehensive income and presented in the translation reserve within equity.  Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss.

The amount recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(f) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same. Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.  Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Group and the credit risk of customers.  As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(g)	Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on the following assets:

- Financial assets measured at amortized cost

The Group measures loss allowances at an amount equal to the lifetime expected credit losses (“ECLs”), except for the following, which are measured as twelve month ECLs:

- Financial instrument that are determined to have low credit risk at the reporting date; and

- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort.  This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(g)	Impairment of financial assets, continued

The Group assumes that the credit risk on a financial asset has increased significantly when:

- Asset credit quality is cautionary or less;

- Significant changes in credit rating occur; or

- Specified overdue pool segment (Personal card assets past due over seven days, etc.) incur.

The Group considers a financial asset to be in default when:

- The financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.  Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).  ECLs are discounted at the effective interest rate of the financial asset.

(ii) Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired.  A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets are impaired includes observable information.

●	Significant financial difficulty of the borrower or issuer
●	Default or delinquency in interest or principal payments
●	Restructuring of a loan or a concession granted by the Group, which the Group would not otherwise consider
●	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
●	The disappearance of an active market for a security
●

Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(iii) Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(g)	Impairment of financial assets, continued

(iv) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Group evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets.  The Group expects no significant recovery from the amount written off.  However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(h)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.  Costs include expenditures that are directly attributable to the acquisition of the assets. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located. The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs. After initial recognition, an item of property and equipment is recognized at its carrying value, which is the amount of its acquisition cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in its carrying amount if it is probable that the Group will economically benefit from the part and its cost can be measured reliably.  The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of items of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses from disposing an item of property and equipment are the amount of difference between the carrying value of the item and the proceeds from the disposal and are recognized as other operating income.

The estimated useful lives and depreciation methods of property and equipment are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. Such adjustments are accounted for as a change in an accounting estimate.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(i)	Intangible assets

Intangible assets are measured initially at cost and, after initial recognition, are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line method over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support the indefinite useful life assessments for those assets.  Such adjustments are accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(j)	Leases

The Group has applied K-IFRS No.1116 using the modified retrospective approach and therefore the comparative financial information has not been restated and continues to be reported under K-IFRS No.1017 and K-IFRS No.2104. The accounting policies under K-IFRS No.1017 and K-IFRS No.2104 are disclosed separately.

(i) Accounting policy since January 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control, the Group uses the definition of a lease in K-IFRS No.1116. This policy is applied to contracts entered into, or on after January 1, 2019.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.  However, for the leases of property the Group has applied the practical expedient and elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(j)	Leases, continued

(i) Accounting policy since January 1, 2019, continued

As a lessee, continued

The Group recognizes a right-of-use asset and a lease inability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, and the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

- Fixed payments, including in-substance fixed payments;

- Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- Amounts expected to be payable under a residual value guarantee; and

- The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ and lese liabilities in ‘other liabilities’ in the consolidated statements of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line method over the lease term.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(j)	Leases, continued

(i) Accounting policy since January 1, 2019, continued

As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No.1115 to allocate the consideration in the contract.

The Group applies the derecognition and impairment requirements in K-IFRS No.1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term.

Generally, the accounting policies applicable to the Group as a lessor in the comparative period were not different from K-IFRS No.1116 except for the classification of the sub-lease entered into during current reporting period that resulted in a finance lease classification.

(ii) Accounting policy before January 1, 2019

For contracts entered into before January 1, 2019, the Group determined whether the arrangement was or contained a lease based on the assessment of whether:

– Fulfilment of the arrangement was dependent on the use of a specific asset or assets; and

– The arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met:

●	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;
●	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
●

Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(j)	Leases, continued

(ii) Policy applicable before January 1, 2019, continued

As a lessee

In the comparative period, as a lessee, the Group classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the Group’s consolidated statements of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

As a lessor

When the Group acted as a lessor, it determined at lease inception whether each lease was a finance lease or an operating lease.

To classify each lease, the Group made an overall assessment of whether the lease transferred substantially all of the risks and rewards incidental to ownership of the underlying asset. If this was the case, then the lease was a finance lease; if not, then it was an operating lease. As part of this assessment, the Group considered certain indicators such as whether the lease was for the major part of the economic life of the asset.

For operating leases, lease income is recognized on a straight-line basis over the lease term, and initial direct costs incurred by the lessor in negotiating and arranging an operating lease are added to the carrying value of the underlying asset. In addition, depreciation for lease assets is accounted for using the identical depreciation method of other similar asset owned by the Group.

(k)Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets other than those related to employee benefits and deferred tax assets to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGUs”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(l)	Non-derivative financial liabilities

The Group classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the consolidated financial statements when the Group becomes the party to the contractual agreement.

Financial liabilities at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, or it is designated as such on initial recognition.  Financial liabilities at fair value through profit or loss are subsequently measured at fair value, and changes in the fair value are recognized in profit or loss.  Transaction costs incurred for issuing such liabilities at initial recognition are immediately recognized in profit or loss as incurred.

Other financial liabilities

Non-derivative financial liabilities not classified as at fair value through profit or loss are classified as other financial liabilities.  Other financial liabilities are measured at fair value less direct transactions costs incurred for issuing such liabilities at initial recognition.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, and related interest expenses are recognized using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.  On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(m) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits that are due for settlement within 12 months following the end of the reporting period during which the employees render the related service are recognized as the amount expected to be paid when the service is provided in profit or loss.  Short-term employee benefits are measured undiscounted.

(ii)Post-employment benefit plan

The Group has introduced and manages both a defined benefit pension plan and a defined contribution pension plan.  Employees have a right to choose one of the pension plans.

Defined contribution plans

With relations to defined contribution plans, when an employee rendered a service for a certain period of time, obligations for contributions to defined contribution plans are expensed in profit or loss, unless included in the cost of an asset.  Obligations for contributions less prepaid contributions are recognized as a liability (accrued expenses). In addition, when prepaid contributions are exceed the obligations for contributions for the service provided before the end of reporting period, the Group recognizes the decrease in future payments or cash refunds as an asset (prepaid expense).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(m) Employee benefits, continued

(ii) Post-employment benefit plan, continued

Defined benefit plans

The Group recognizes defined benefit liabilities related to defined benefit plans at the present value of the defined benefit obligations less the fair value of plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds form the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets excluding interest and the effect of the asset ceiling excluding interest, are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss.  The Group recognizes the gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(iii) Termination benefits

Termination benefits are expensed when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancy are expensed if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months following the reporting period, then they are discounted at present value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(n)	Provisions

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the end of the reporting period and taken into account the risks and uncertainties that inevitably surround events and circumstances.  Where the effect of the time value of money is material, the amount of a provision is measured at the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized when it is virtually certain that reimbursement will be received, and the reimbursement is recognized as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes provisions related to litigations and unused credit commitments from credit card sales and cash services.  Provisions for unused credit commitments from credit card sales and cash service are estimated using a valuation model that takes credit conversion factor, probability of default, and loss given default into account.  In addition, when the Group bears the responsibility for restoration following the expiration of a rental contract, the Group recognizes the present value of the estimated restoration costs as a provision.

(o) Foreign currency

(i) Foreign currency transactions.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see (iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(o) Foreign currency, continued

(ii) Foreign operations

When the functional currency of a foreign operation differs from the presentation currency of the Group, the Group translates the financial statements into the presentation currency using the following procedures.

The results and financial position of a foreign operation whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures.  The assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the date of that statement of financial position.  The income and expenses for each statement presenting profit or loss and other comprehensive income (including comparatives) is translated at exchange rates at the dates of the transactions

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation.  They are expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized.  On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation.  In any other partial disposal of a foreign operation the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

(iii) Net investment in foreign operations

An item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity's net investment in that foreign operation, and is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(p)	Share capital

An item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity's net investment in that foreign operation, and is recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(q)	Share-based payment transactions

For equity-settled share-based payment transactions, the Group measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.  If the Group cannot estimate reliably the fair value of the goods or services received, the Group measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

Vesting conditions, other than market conditions, are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized for goods or services received as consideration for the equity instruments granted are based on the number of equity instruments that eventually vest.

Employees of the Group are granted share options of Shinhan Financial Group, the parent company of the Group, and the Group, under a repayment agreement, is required to pay the cost of share options to Shinhan Financial Group in cash.  The Group recognizes the share-based payments as an expense and accrued expenses by distributing them over the specified period of time.  When a share option is not exercised and expires due to the death, retirement, or termination of an employee, the accrued expense recognized is deducted from the share-based payment expense.  The Group accounts for share-based payment transactions between entities within the Group that do not require a settlement, regardless of the agreement with Shinhan Financial Group, as equity-settled share-based payment transactions.

(r)	Revenue from Contracts with Customers

The Group recognizes fee income from cardholders and merchants on an accrual basis applying the following five steps: ① Identify the contracts with the customers, ② Identify the separate performance obligations, ③ Determine the transaction price of the contract, ④ Allocate the transaction price to each of the separate performance obligations, and ⑤ Recognize the revenue as each performance obligation is satisfied.  However, the Group recognizes fee income related to delinquent receivables, whose probability of future economic benefits is low, on a cash basis.

The fair value of the consideration received or receivable in respect of an initial sale is allocated to reward points (“points”) and other components of fee and commission income.  The Group provides rewards in various forms including discounts on credit settlements and gifts.  The amount allocated to points is estimated at the amount expected to be paid on points rewarded to cardholders in consideration of the expected redemption rate and is recognized as a deduction from the fee and commission income.

(s)	Finance income and finance costs

The Group’s finance income and finance costs include:

- Interest income;

- Interest expense;

- Dividend income;

- The net gain or loss on financial assets measured at fair value through profit or loss;

- The foreign currency gain or loss on financial assets and financial liabilities;

- Impairment losses (and reversals) on investments in debt securities carried at amortized cost;

- The gain on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination;

- The fair value loss on contingent consideration classified as a financial liability;

- Hedge ineffectiveness recognized in profit or loss; and

- The reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedges of interest rate risk and foreign currency risk for borrowings.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(s)	Finance income and finance costs, continued

Interest income or expense is recognized using the effective interest method.  Dividend income is recognized in profit or loss on the date on which the Group’s right to receive payment is established.  In addition, handling fee income and incidental expenses related to loans are deferred and presented as a deduction from loan receivables. They are depreciated using the effective interest method during the loan period and recognized in income and expense.

The effective interest rate is the rate that exactly discounts estimate future cash payments or receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset or the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

(t)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company of the Group, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, allowing it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

Deferred tax liabilities are recognized in respect of temporary differences related to investments in subsidiaries, associates, and joint arrangements with the exception of the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probably that they will not reverse in the foreseeable future.  In addition, deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probably that the related tax benefit will be realized.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.  The measurement of deferred tax reflects that tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only when the income tax is imposed by tax authorities of an identical country, and the Group has legal rights to offset recognized amounts and the intention to settle the net amount of deferred tax assets and liabilities. Income tax expense that additionally incurs subsequent to dividend payment is recognized at the time that the liability related to the dividend payment is recognized.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

3.	Significant Accounting Policies, Continued

(u)	Earnings per share

The Group calculates basic earnings per share (EPS) using profit or loss and presents it in the consolidated statements of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

(v) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are not mandatory for adopting for annual periods beginning since January 1, 2019. The Group has not elected to adopt them early.

The following standards are expected not to have a material effect on the Group:

- Amendments to the Conceptual Framework for Financial Reporting

- Amendments to K-IFRS No.1103 Business Combinations: Definition of business

- Amendments to K-IFRS No.1001 Presentation of Financial Statements and K-IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Materiality

- K-IFRS No.1117 Insurance Contracts

4.	Financial Risk Management

(a)	General information of risk management

The Group has exposure to the following risks from its use of financial instruments:

●Credit risk

●Liquidity risk

●Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.  Further quantitative disclosures are included throughout these consolidated financial statements.

(i)	Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors.  To effectively implement the Risk Management Committee's determination and deliberation, the Group runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Group established a Credit Review Committee separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Group measures credit risk, liquidity risk, market risk, and interest rate risk. The Group presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital. On the basis of organized financial plans in accordance with established guidelines, the Group organizes risk plans and sets risk limits, which encompass the Group’s entire risk appetite.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(a)	General information of risk management, continued

(ii) Risk management process, continued

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system. The Group manages total risk limits, risk limits for each type of risk and risk limits by product. If total risk exceeds 95% of its limit, the Group immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Group Risk Management Committee.  In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

(iii)Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System.  The Group performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to support early detection and proactive responses to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and credit quality of members (credit ratings).  It performs the pre-detection function on the risk factors such as increases in assets and risks by each monitoring target. With regard to quantitative indicators such as increases in assets and increases in risks, the Group defines the determination level of risk detection by the statistical significance level.  By regular monitoring, the risk management team together with relevant teams analyzes the cause, and prepares and implement a countermeasure.

Risk measurement and monitoring reporting

The Group regularly reports the overall results of risk measurement and monitoring to the Risk Management Council and Risk Management Committee.  Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv) Enterprise crisis management system

Enterprise crisis management consists of items such as quantitative crisis recognition, determination of crisis stage, developing action items, and debriefing.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively. Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(a)  General information of risk management, continued

(iv)Enterprise crisis management system, continued

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented. For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined.  Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession.  In addition, the Group has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group.  These organizations and their detailed roles and responsibilities enable the Group to cope with crisis systematically.

(v)Evaluation process

The Group sets and operates the standards on credit card issuance pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business.  If the basic qualification standards are not met, credit card issuance is prohibited. When standards are met, credit card issuance is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Group’s internal information, external information from Credit Bureaus, and personal information in the application form.  The Group prevents higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Group utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance for new customers.  The Group performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Group is able to predict the potential risk of certain customer groups and establish the management policy for higher-risk groups.

The Group determines an optimized credit limit for new credit card holders according to their payment ability by considering occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries. The Group operates a management system which enables the Group to monitor the changes in risk and prevent high-risk groups from being credit card holders by monitoring monthly indicators.

(vi)Credit Scoring System

The Group’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS evaluates potential credit card holder’s credit quality when they apply for credit card issuance. Card loan AS and installment AS evaluate potential customers’ credit quality. The Group utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.  The Group complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Application of credit risk management includes not only all the transactions in these consolidated financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss.  The Group assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Group estimates credit risks of financial instruments using PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) utilizing the risk estimation methodology of Basel II.  The Group applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel. Credit risks are divided into respective business segments and merchandise segments, and the Group sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

(i)  Exposure to credit risk

The carrying amount of financial instruments represents the Group’s maximum exposure to credit risk.  Exposure to credit risk of the Group as of December 31, 2019 and 2018 is as follows.  Cash held by the Group is excluded.

		2019	2018
Due from banks and credit card assets at amortized cost, etc. (*1)
Banks	~~W~~	1,340,169	1,543,308
Household
Credit sales		13,533,115	12,627,203
Cash advances		1,725,995	1,848,767
Card loans		6,226,639	5,782,694
Installment finance and others		4,258,922	3,392,838
Government/Public institution/ The Bank of Korea		35,625	21,375
Corporate		2,883,165	2,324,473
		30,003,630	27,540,658

Financial assets at FVTPL
Debt securities		2,228	1,579
Beneficiary certificates		400,075	250,064
		30,405,933	27,792,301

Derivative financial assets		54,497	7,477
Other assets (*1)
Other financial assets		477,067	464,790
Unused credit commitments		76,653,756	71,896,628
	~~W~~	107,591,253	100,161,196

(*1) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(ii)	Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card assets at amortized cost, etc. by internal credit rating as of December 31, 2019 and 2018 are as follows:

		2019
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	1,338,155	127	1,900	1	70	1,340,253	(84)	1,340,169
Household		19,308,219	2,542,154	2,013,817	2,313,386	476,327	26,653,903	(909,232)	25,744,671
Credit sales		11,177,031	532,951	1,128,516	891,550	65,891	13,795,939	(262,824)	13,533,115
Cash advances		818,342	295,888	197,015	517,550	35,157	1,863,952	(137,957)	1,725,995
Card loans		4,183,428	929,089	545,628	765,639	67,904	6,491,688	(265,049)	6,226,639
Installment finance and others		3,129,418	784,226	142,658	138,647	307,375	4,502,324	(243,402)	4,258,922

Government /Public institution/ The Bank of Korea		35,625	-	-	-	-	35,625	-	35,625
Corporate		1,381,052	1,397,625	13,429	128,951	13,082	2,934,139	(50,974)	2,883,165
	~~W~~	22,063,051	3,939,906	2,029,146	2,442,338	489,479	30,963,920	(960,290)	30,003,630

		2018
		12-month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	1,543,194	114	-	-	43	1,543,351	(43)	1,543,308
Household		17,815,978	2,210,129	1,901,130	2,113,607	427,416	24,468,260	(816,758)	23,651,502
Credit sales		10,495,592	489,901	1,026,112	789,335	61,182	12,862,122	(234,919)	12,627,203
Cash advances		924,041	313,328	207,682	504,706	36,464	1,986,221	(137,454)	1,848,767
Card loans		3,943,961	790,977	550,799	683,270	67,597	6,036,604	(253,910)	5,782,694
Installment finance and others		2,452,384	615,923	116,537	136,296	262,173	3,583,313	(190,475)	3,392,838

Government /Public institution/ The Bank of Korea		21,375	-	-	-	-	21,375	-	21,375
Corporate		1,058,917	1,177,484	12,861	89,797	30,173	2,369,232	(44,759)	2,324,47
	~~W~~	20,439,464	3,387,727	1,913,991	2,203,404	457,632	28,402,218	(861,560)	27,540,658

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(ii)	Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of off-balance item by internal credit rating as of December 31, 2019 and 2018 are as follows:

		2019
		Loan commitments and other credit-related liabilities
		12-month ECLs measurement	Lifetime ECLs measurement	Impaired assets	Total

Prime	~~W~~	70,219,055	3,360,688	-	73,579,743
Normal		2,028,640	1,022,988	-	3,051,628
Impairment		-	-	22,385	22,385
	~~W~~	72,247,695	4,383,676	22,385	76,653,756

		2018
		Loan commitments and other credit-related liabilities
		12-month ECLs measurement	Lifetime ECLs measurement	Impaired assets	Total

Prime	~~W~~	66,104,634	3,625,590	-	69,730,224
Normal		1,646,082	510,083	-	2,156,165
Impairment		-	-	10,239	10,239
	~~W~~	67,750,716	4,135,673	10,239	71,896,628

In the case of individual members, based on the internal credit rating, the Group manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal.  In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public institutions/central banks are classified as prime, while others are classified as normal.

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows. It includes economic losses that the Group will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations.  The Group manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Group sets the goal of “month-end liquidity” as the liquidity level at which the Group could pay its obligations in the next three months.  Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio and ABS to borrowings ratio are major indices of liquidity risks monitored by the Group, defined as cautious, apprehensive, and risky.  The Group has prepared contingency plans for various liquidity crises.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(c)	Liquidity risk, continued

(i)Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2019 and 2018 is as follows. Such undiscounted contractual cash flows differ from the discounted amount included in the consolidated statements of financial position, as they include estimated interest payments.

The Group expects that there would be no significant changes in the timing of cash flows.

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	667,683	-	-	-	-	731	668,414
Credit card assets at amortized cost, etc.		10,648,645	5,976,303	3,875,235	4,246,885	6,797,670	252,124	31,796,862
Financial assets at FVTPL		406,108	-	-	-	-	-	406,108
Financial assets at FVOCI		-	-	-	-	-	35,938	35,938
Other financial assets		416,456	6	290	-	-	79,422	496,174
	~~W~~	12,138,892	5,976,309	3,875,525	4,246,885	6,797,670	368,215	33,403,496
Liabilities:
Borrowings	~~W~~	394,372	55,303	74,400	159,101	2,130,360	634,870	3,448,406
Debentures		330,501	525,383	409,965	323,238	17,676,424	347,702	19,613,213
Other financial liabilities		2,493,540	13,911	21,814	36,963	773,215	36,346	3,375,789
	~~W~~	3,218,413	594,597	506,179	519,302	20,579,999	1,018,918	26,437,408
Off-balance item(*):
Unused credit commitments	~~W~~	76,653,756	-	-	-	-	-	76,653,756

(*) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(c)	Liquidity risk, continued

(i)Maturity analysis of non-derivative financial instruments, continued

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	637,990	-	-	-	-	-	637,990
Credit card assets at amortized cost, etc.		10,521,005	5,730,700	3,386,670	3,717,392	5,556,111	237,047	29,148,925
Financial assets at FVTPL		253,854	-	-	-	-	-	253,854
Financial assets at FVOCI		-	-	-	-	-	34,519	34,519
Other financial assets		396,880	63	417	-	-	81,338	478,698
	~~W~~	11,809,729	5,730,763	3,387,087	3,717,392	5,556,111	352,904	30,553,986
Liabilities:
Borrowings	~~W~~	118,371	105,496	21,314	32,272	2,185,995	-	2,463,448
Debentures		309,403	810,595	1,129,919	2,038,724	13,165,891	208,318	17,662,850
Other financial liabilities		2,839,114	15,155	22,506	41,151	208,763	42,350	3,169,039
	~~W~~	3,266,888	931,246	1,173,739	2,112,147	15,560,649	250,668	23,295,337
Off-balance item(*):
Unused credit commitments	~~W~~	71,896,628	-	-	-	-	-	71,896,628

(*) Unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(c)	Liquidity risk, continued

(ii)Maturity analysis of derivative financial instruments

The maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2019 and 2018 is as follows.

The amounts shown in the table were calculated based on the information below.

-	Gross settlement: gross amount of cash received or paid.
-	Net settlement: net amount of cash received or paid.

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total
Net settlement cash outflow	~~W~~	(689)	(1,639)	(2,548)	(5,702)	(22,829)	-	(33,407)
Gross settlement cash inflow		83,638	325,841	325,521	101,794	1,897,006	375,679	3,109,479
Gross settlement cash outflow		(81,188)	(315,367)	(314,956)	(94,896)	(1,840,334)	(376,725)	(3,023,466)
	~~W~~	1,761	8,835	8,017	1,196	33,843	(1,046)	52,606

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash outflow	~~W~~	(271)	(793)	(1,093)	(2,543)	(17,177)	(21,877)
Gross settlement cash inflow		155,375	234,410	89,356	291,128	2,007,559	2,777,828
Gross settlement cash outflow		(160,868)	(244,971)	(91,111)	(289,010)	(2,004,856)	(2,790,816)
	~~W~~	(5,764)	(11,354)	(2,848)	(425)	(14,474)	(34,865)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(d)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The Group is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF (Money Market Fund) in the case of trading assets and only foreign exchange rate risk of foreign currency deposits because the Group hedges cash flows of foreign currency liabilities with currency rate swaps. The Group is exposed to only equity price risk of local currency equity securities. The Group assesses risks of expected transactions and sets up limits to control market risks to the extent that the Group can handle. The Group assessed market risks on the basis of the Basel standard methodology and the Historical VaR (Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)Market risk management from trading positions

The Group assessed market risk from trading positions using the standard methodology of Financial Supervisory Service. The following represents the Group’s assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2019 and trading financial assets as of December 31, 2018 that are exposed to the respective risks.:

		2019
		Average	High	Low	At December 31
Interest rate risk	~~W~~	1,417	2,000	1,000	2,000

		2018
		Average	High	Low	At December 31
Interest rate risk	~~W~~	1,257	1,972	768	1,269

Overseas subsidiaries were excluded from the calculation.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(d)	Market risk, continued

(ii)VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Group is interest rate risk.  The Group makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions.  Interest rate VaR and EaR, to which real interest rate variations of assets and liabilities are applied, are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period.  The Group calculates the Interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates.  Interest rate EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation. Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel. Financial assets of low sensitivity were excluded.

Interest rates VaR and EaR of non-trading positions as of December 31, 2019 and 2018 are as follows:

		2019	2018
Interest rate VaR	~~W~~	174,958	163,804
Interest rate EaR		38,347	28,267

Overseas subsidiaries were excluded from the calculation.

Equity price risk and foreign exchange rate risk from non-trading positions

The Group assessed equity price risk and foreign exchange rate risk from foreign currency equity securities of non-trading positions using the Historical VaR method. Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date. Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time. Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Group does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(d)	Market risk, continued

(iii)Foreign exchange risk

The Group has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in a foreign currency other than the functional currency, Korean won. Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of U.S. dollars, millions of Singapore dollars, millions of Euro, millions of Indonesian Rupiah, millions of Kazakhstani Tenge, millions of Myanmar Kyat, millions of Vietnamese Dong, and millions of won)

2019Foreign currencyKRWequivalentUSDSGDEURKZTIDRMMKVNDDeposit1--21411,3901,296344,036W19,870Loans---　7,520　1,466,08821,585　6,757,161　500,244Other financial assets---　94　14,504304　148,800　9,178Debentures(1,541)(653)(197)　-　--　(1,389,460)　(2,676,444)Borrowings(400)--　(1,599)　(1,383,799)(7,296)　(2,203,800)　(699,687)Other financial liabilities(448)--　(59)　(155,544)(445)　(216,860)　(543,319)On-balance exposure(2,388)(653)(197)　6,170　(47,361)15,444　3,439,877　(3,390,158)Off-balance derivative exposure1,865654198　-　--　-　2,977,533Net position(523)116,170(47,361)15,4443,439,877W(412,625)

(In millions of U.S. dollars, millions of Singapore dollars, millions of euro, millions of Indonesian Rupiah, millions of Kazakhstani Tenge, millions of Myanmar Kyat, and millions of won)

2018Foreign currencyKRWequivalentUSDSGDEURKZTIDRMMKDeposit1--107,800333W934Loans---　4,466　1,225,750　10,364　114,815Other financial assets---　51　13,470　152　1,296Debentures(1,613)(748)(198)　-　-　-　(2,667,946)Borrowings---　(1,000)　(1,111,854)　(2,750)　(90,506)Other financial liabilities---　(82)　(10,490)　(195)　(1,188)On-balance exposure(1,612)(748)(198)　3,445　124,676　7,904　(2,642,595)Off-balance derivative exposure1,613748198　-　-　-　2,667,946Net position1--3,445124,6767,904W25,351

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(e)	Capital risk management

The Group has exposure to credit risk, liquidity risk, and market risk. By maintaining an optimal capital structure, the Group’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Group’s credit standing.

The Group operates the credit card business under the Specialized Credit Finance Business Act.  Accordingly, the Group should obey the Regulations on Supervision of Specialized Credit Finance Business. The regulations require the Group to maintain an adjusted equity capital ratio of more than 8%.  Adjusted total assets and adjusted equity capital for the ratio are based on the consolidated statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Group observes ratios of adjusted equity capital requirements regulated by the Specialized Credit Finance Business and as of December 31, 2018, the Group complied with the regulatory requirement for the adjusted equity capital ratio.

5.	Significant Estimates and Judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions.  Management’s estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a)	Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Group determines valuation methods and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

5.	Significant Estimates and Judgments, Continued

(b)	Allowance for doubtful accounts

(i)Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Group’s management about the present value of estimated future cash flows of secured financial assets.  The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical methods of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical methods. In adjusting the future cash flow by historical methods, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables). Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

(c)	Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Group has determined that it expects the hedges to be highly effective over the period of the hedging relationship.  In accounting for derivatives as cash flow hedges, the Group has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d)	Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)	Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the realizability of tax assets. The Group has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

6.	Fair Value Measurement of Financial Instruments

The Group primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments. If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.  If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement.  Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value

(i) Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Financial assets at FVTPL

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  The fair value of investments in money market funds is determined by the sum of acquisition cost and accrued interest.  Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk.  Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Derivative assets Derivative liabilities

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate.  If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Financial assets at FVOCI

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data.  Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2019 and 2018 are summarized as follows:

		2019
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	400,075	-	400,075
Debt securities at FVTPL		-	-	2,228	2,228
Equity securities at FVTPL		-	-	3,805	3,805
Derivative financial assets for hedging		-	54,497	-	54,497
Equity securities at FVOCI		-	-	35,938	35,938
	~~W~~	-	454,572	41,971	496,543
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	48,675	-	48,675

		2018
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	250,064	-	250,064
Debt securities at FVTPL		-	-	1,579	1,579
Equity securities at FVTPL		-	-	2,211	2,211
Derivative financial assets for hedging		-	7,477	-	7,477
Equity securities at FVOCI		-	-	34,519	34,519
	~~W~~	-	257,541	38,309	295,850
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	80,928	-	80,928

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2019	~~W~~	1,579	2,211	34,519	38,309
Net gain on valuation of financial assets at FVTPL		(351)	-	-	(351)
Net changes in the unrealized fair value of FVOCI		-	-	1,419	1,419
Acquisition		1,000	1,594	-	2,594
Balance at December 31, 2019	~~W~~	2,228	3,805	35,938	41,971

		2018
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Available-for-sale debt securities	Available-for-sale equity securities	Total

Balance at January 1, 2018	~~W~~	-	-	-	1,953	32,632	34,585
Effect of changes in accounting policies		1,955	1,501	31,129	(1,953)	(32,632)	-
Net gain on valuation of financial assets at FVTPL		(376)	-	-	-	-	(376)
Net changes in the unrealized fair value of FVOCI		-	-	3,290	-	-	3,290
Acquisition		-	710	300	-	-	1,010
Disposal		-	-	(200)	-	-	(200)
Balance at December 31, 2018	~~W~~	1,579	2,211	34,519	-	-	38,309

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2019 and 2018 is as follows:

	2019
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Sum of acquisition cost and accrued interest	Beneficiary certificates	~~W~~	400,075	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		54,497	Discount rate Exchange rate Volatility, etc.
			~~W~~	454,572
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	48,675	Discount rate Exchange rate Volatility, etc.

	2018
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Sum of acquisition cost and accrued interest	Beneficiary certificates	~~W~~	250,064	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		7,477	Discount rate Exchange rate Volatility, etc.
			~~W~~	257,541
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	80,928	Discount rate Exchange rate Volatility, etc.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(v) Valuation techniques and inputs related to level 3

Information about valuation techniques and inputs in measuring financial instruments categorized as level 3 as of December 31, 2019 and 2018 is as follows:

	2019
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value, etc.	Debt and equity securities	~~W~~	6,033	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		35,938	Discount rate Growth rate	8.02% ~ 16.15% 0.00%
		~~W~~	41,971

	2018
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value, etc.	Debt and equity securities	~~W~~	3,790	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		34,519	Discount rate Growth rate	8.43% ~ 14.14% 0.00%
		~~W~~	38,309

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

		2019
Type of financial instrument		Favorable change	Unfavorable change
Financial assets at FVOCI (*)	~~W~~	3,955	(1,738)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable inputs such as growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

6.	Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks

Carrying amount of cash is the same as fair value. Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents. Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Credit card assets at amortized cost, etc.

Fair value of credit card assets at amortized cost, etc. is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for credit card assets for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is the present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings. However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings

Carrying amount is used as approximation of fair value for short-term borrowings including call money.  Fair value of the other borrowings is the present value of expected cash flows discounted by the rate considering market interest rate and the Group’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price. Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Group’s credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31,

2019 and 2018 are as follows:

		2019
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	65	-	-	65	65
Deposits		668,349	-	-	668,349	668,349
Credit card assets		23,809,394	(53,475)	(847,689)	22,908,230	23,275,355
Loans		2,002,189	20,239	(49,915)	1,972,513	1,988,587
Installment assets		3,211,806	40,635	(30,950)	3,221,491	3,233,531
Lease assets		1,265,623	(840)	(31,736)	1,233,047	1,242,929
Other assets		496,175	(2,723)	(16,385)	477,067	477,388
	~~W~~	31,453,601	3,836	(976,675)	30,480,762	30,886,204
Financial liabilities
Borrowings	~~W~~	3,314,687	-	-	3,314,687	3,337,351
Debentures in won		15,985,000	(9,696)	-	15,975,304	16,136,874
Debentures in foreign currency		2,677,037	(7,016)	-	2,670,021	2,676,939
Other liabilities		3,375,789	(25,175)	-	3,350,614	3,353,305
	~~W~~	25,352,513	(41,887)	-	25,310,626	25,504,469

		2018
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total
Financial assets
Cash	~~W~~	19	-	-	19	19
Deposits		637,971	-	-	637,971	637,971
Credit card assets		22,277,386	(50,389)	(793,471)	21,433,526	21,761,435
Loans		1,597,140	463	(16,688)	1,580,915	1,595,464
Installment assets		2,670,522	31,029	(19,733)	2,681,818	2,692,924
Lease assets		1,239,562	(1,466)	(31,668)	1,206,428	1,214,333
Other assets		478,698	(2,862)	(11,046)	464,790	464,918
	~~W~~	28,901,298	(23,225)	(872,606)	28,005,467	28,367,064
Financial liabilities
Borrowings	~~W~~	2,415,507	-	-	2,415,507	2,426,520
Debentures in won		14,040,000	(8,487)	-	14,031,513	14,093,377
Debentures in foreign currency		2,667,946	(7,702)	-	2,660,244	2,665,321
Other liabilities		3,168,756	(14,964)	-	3,153,792	3,154,962
	~~W~~	22,292,209	(31,153)	-	22,261,056	22,340,180

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the consolidated statements of financial position as of December 31, 2019 and 2018 is as follows:

		2019
		Level 1	Level 2	Level 3	Total
Financial assets
Cash	~~W~~	65	-	-	65
Deposits		668,344	5	-	668,349
Credit card assets		-	-	23,275,355	23,275,355
Loans		-	-	1,988,587	1,988,587
Installment assets		-	-	3,233,531	3,233,531
Lease assets		-	-	1,242,929	1,242,929
Other assets		-	-	477,388	477,388
	~~W~~	668,409	5	30,217,790	30,886,204
Financial liabilities:
Borrowings	~~W~~	-	-	3,337,351	3,337,351
Debentures in won		-	-	16,136,874	16,136,874
Debentures in foreign currency		-	-	2,676,939	2,676,939
Other liabilities		-	-	3,353,305	3,353,305
	~~W~~	-	-	25,504,469	25,504,469

		2018
		Level 1	Level 2	Level 3	Total
Financial assets
Cash	~~W~~	19	-	-	19
Deposits		637,921	50	-	637,971
Credit card assets		-	-	21,761,435	21,761,435
Loans		-	-	1,595,464	1,595,464
Installment assets		-	-	2,692,924	2,692,924
Lease assets		-	-	1,214,333	1,214,333
Other assets		-	-	464,918	464,918
	~~W~~	637,940	50	27,729,074	28,367,064
Financial liabilities:
Borrowings	~~W~~	-	-	2,426,520	2,426,520
Debentures in won		-	-	14,093,377	14,093,377
Debentures in foreign currency		-	-	2,665,321	2,665,321
Other liabilities		-	-	3,154,962	3,154,962
	~~W~~	-	-	22,340,180	22,340,180

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2019 and 2018 are summarized as follows:

		2019
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	668,414	-	-	668,414
Financial assets at FVTPL		406,108	-	-	-	406,108
Derivative assets		-	-	-	54,497	54,497
Credit card assets at amortized cost, etc.		-	29,335,281	-	-	29,335,281
Financial assets at FVOCI		-	-	35,938	-	35,938
Other financial assets		-	477,067	-	-	477,067
	~~W~~	406,108	30,480,762	35,938	54,497	30,977,305

		2018
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	637,990	-	-	637,990
Financial assets at FVTPL		253,854	-	-	-	253,854
Derivative assets		-	-	-	7,477	7,477
Credit card assets at amortized cost, etc.		-	26,902,687	-	-	26,902,687
Financial assets at FVOCI		-	-	34,519	-	34,519
Other financial assets		-	464,790	-	-	464,790
	~~W~~	253,854	28,005,467	34,519	7,477	28,301,317

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Categories of Financial Instrument, Continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2019 and 2018 are summarized as follows:

		2019
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	48,675	48,675
Borrowings		3,314,687	-	3,314,687
Debentures		18,645,325	-	18,645,325
Other liabilities		3,350,614	-	3,350,614
	~~W~~	25,310,626	48,675	25,359,301

		2018
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	80,928	80,928
Borrowings		2,415,507	-	2,415,507
Debentures		16,691,757	-	16,691,757
Other liabilities		3,153,792	-	3,153,792
	~~W~~	22,261,056	80,928	22,341,984

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Categories of Financial Instrument, Continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)

Financial assets
Financial assets at FVTPL	~~W~~	-	-	-	-	27	-	11,174	11,201	-
Financial assets at amortized cost		2,253,506	-	1,432,352	(1,211,475)	-	(538,877)	12,915	1,948,421	-
financial assets at FVOCI		-	-	-	-	814	-	-	814	1,029
Derivative for hedge		-	-	-	-	-	-	66,466	66,466	1,554
		2,253,506	-	1,432,352	(1,211,475)	841	(538,877)	90,555	2,026,902	2,583
Financial liabilities
Financial liabilities at amortized cost		-	(499,540)	-	-	-	-	(77,747)	(577,287)	-
Derivative for hedge		-	-	-	-	-	-	6,668	6,668	(10,887)
		-	(499,540)	-	-	-	-	(71,079)	(570,619)	(10,887)
	~~W~~	2,253,506	(499,540)	1,432,352	(1,211,475)	841	(538,877)	19,476	1,456,283	(8,304)

		2018
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income, net	Net income (loss)	Other comprehensive income (loss)

Financial assets
Financial assets at FVTPL	~~W~~	-	-	-	-	20	-	46,111	46,131	-
Financial assets at amortized cost		2,013,810	-	1,485,749	(1,253,393)	-	(451,662)	46,861	1,841,365	-
financial assets at FVOCI		-	-	-	-	1,373	-	-	1,373	2,385
Derivative for hedge		-	-	-	-	-	-	(810)	(810)	(4,739)
		2,013,810	-	1,485,749	(1,253,393)	1,393	(451,662)	92,162	1,888,059	(2,354)
Financial liabilities
Financial liabilities at amortized cost		-	(430,710)	-	-	-	-	(98,755)	(529,465)	-
Derivative for hedge		-	-	-	-	-	-	99,285	99,285	(25,585)
		-	(430,710)	-	-	-	-	530	(430,180)	(25,585)
	~~W~~	2,013,810	(430,710)	1,485,749	(1,253,393)	1,393	(451,662)	92,692	1,457,879	(27,939)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Categories of Financial Instrument, Continued

(d)	The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2019 and 2018 are as follows:

		2019			2018
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Financial assets at amortized cost	~~W~~	56,748	(18,202)	38,546	41,907	(5,668)	36,239
Financial liabilities at amortized cost		14,109	(91,556)	(77,447)	5,091	(103,846)	(98,755)
	~~W~~	70,857	(109,758)	(38,901)	46,998	(109,514)	(62,516)

8.  Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2018 are as follows:

		2019
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	54,497	-	54,497	11,395	-	43,102
Repurchase agreements (*)		330,000	-	330,000	330,000	-	-
Receivable spot exchange		9,379	-	9,379	9,379	-	-
Financial liabilities:
Derivatives		48,675	-	48,675	11,395	-	37,280
Payable spot exchange		9,379	-	9,379	9,379	-	-

(*) The amounts not subject to offsetting are securities that are received as collateral for repurchase agreements.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

8.  Offsetting Financial Assets and Financial Liabilities, Continued

		2018
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	7,477	-	7,477	310	-	7,167
Repurchase agreements (*)		460,000	-	460,000	460,000	-	-
Financial liabilities:
Derivatives		80,928	-	80,928	310	-	80,618

(*) The amounts not subject to offsetting are securities that are received as collateral for repurchase agreements.

9.	Operating Segments

The Group has a single reportable segment.

(a)	Details of revenues by financial service type for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Credit card	Installment finance	Lease	Others	Total

Interest incomes	~~W~~	1,908,179	120,987	55,426	168,914	2,253,506
Fee and commission income		1,278,964	11,384	138,765	3,239	1,432,352
Other operating income		9,099	199	79	197,022	206,399
	~~W~~	3,196,242	132,570	194,270	369,175	3,892,257

		2018
		Credit card	Installment finance	Lease	Others	Total

Interest incomes	~~W~~	1,784,020	101,593	53,183	75,014	2,013,810
Fee and commission income		1,401,134	6,925	77,197	493	1,485,749
Other operating income		7,983	226	34	244,430	252,673
	~~W~~	3,193,137	108,744	130,414	319,937	3,752,232

(b)	Over 97% of revenues from external customers for the years ended December 31, 2019 and 2018 are all attributed to the Republic of Korea, the Company’s country of domicile.

(c)	There is no single external customer with whom revenues amount to 10 percent or more of the Group’s revenues for the years ended December 31, 2019 and 2018.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

10. Cash and Due from Banks

(a)	Details of cash and due from banks as of December 31, 2019 and 2018 are as follows:

		2019	2018

Cash	~~W~~	65	19
Deposits in won:
Deposits on demand		508,892	320,517
Current deposits		18,135	17,745
Foreign currency deposits		19,082	915
Time deposits		5	50
Deposit for checking accounts		31	31
Deposits on demand of SPC		118,552	194,678
Deposits on foreign currency reserve		731	-
Others		2,921	104,035
	~~W~~	668,414	637,990

(b)	Restricted due from banks as of December 31, 2019 and 2018 are as follows:

		2019	2018	Restrictions

Time deposits
Shinhan Bank	~~W~~	5	50	Pledged as collateral for cash advances
Other deposits
Woori Bank and others	~~W~~	31	31	Deposit for checking accounts
		118,552	194,678	Deposits on demand of SPC
		731	-	Deposits on foreign currency reserve
		119,314	194,709
	~~W~~	119,319	194,759

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

11.	Financial Assets at FVTPL

(a)	Details of financial assets at FVTPL as of December 31, 2019 and 2018 are as follows and no financial assets are designated as at FVTPL.

		2019	2018

Beneficiary certificates	~~W~~	400,075	250,064
Debt securities		2,228	1,579
Equity securities		3,805	2,211
	~~W~~	406,108	253,854

(b)	Net income on financial assets at FVTPL for the years ended December 31, 2019 and 2018 is as follows:

		2019	2018

Gain on valuation	~~W~~	75	64
Loss on valuation		(351)	(376)
Gain on sale		4,909	7,553
Other income		6,541	38,870
	~~W~~	11,174	46,111

(c) Dividend income on financial assets at FVTPL for the years ended December 31, 2019 and 2018 is as follows:

		2019	2018

Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	27	20

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12.	Derivatives

(a)	Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2019 and 2018 are as follows:

		2019			2018
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities

Currency swap	~~W~~	2,977,533	54,024	16,486	2,667,945	7,167	60,143
Interest rate swap		1,740,000	473	32,072	1,540,000	310	20,785
Currency forward		34,838	-	117	-	-	-
	~~W~~	4,752,371	54,497	48,675	4,207,945	7,477	80,928

(b)	Gains (losses) on derivatives

Gains (losses) on derivatives for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Gain on valuation of derivatives	~~W~~	71,445	72,931
Gain on derivatives transactions		21,469	32,308
Loss on valuation of derivatives		(12,884)	(3,253)
Loss on derivatives transactions		(6,896)	(3,511)
Gain on derivatives	~~W~~	73,134	98,475

(c)	Hedge accounting

(i) Risk management strategy

The Group deals with derivative financial instruments to avoid interest rate risk and exchange risk.  The Group applies cash flow hedge accounting that utilizes interest rate swap and currency swap to avoid the risk of cash flow variability from borrowings in won, debentures in won and debentures in foreign currency due to market interest rate and foreign exchange rate.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12.	Derivatives, Continued

(c)	Hedge accounting, continued

(ii) The timing of the nominal amount of the hedging instrument and the average rate as of December 31, 2019 and 2018 are as follows:

		2019
		Within 1 year	Over 1 year ~ 2 years	Over 2 years ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Over 5 years	Total

Cash flow hedge
Currency swap	~~W~~	788,009	723,237	516,891	578,900	-	370,496	2,977,533
Interest rate swap		305,000	280,000	385,000	770,000	-	-	1,740,000
		1,093,009	1,003,237	901,891	1,348,900	-	370,496	4,717,533
Fair value hedge								-
Currency forward		34,838	-	-	-	-	-	34,838
	~~W~~	1,127,847	1,003,237	901,891	1,348,900	-	370,496	4,752,371
Average hedging ratio		100%	100%	100%	100%	-	100%	100%

		2018
		Within 1 year	Over 1 year ~ 2 years	Over 2 years ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Total

Cash flow hedge
Currency swap	~~W~~	559,795	907,375	696,428	504,347	-	2,667,945
Interest rate swap		150,000	265,000	230,000	235,000	660,000	1,540,000
	~~W~~	709,795	1,172,375	926,428	739,347	660,000	4,207,945
Average hedging ratio		100%	100%	100%	100%	100%	100%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12.	Derivatives, Continued

(c)	Hedge accounting, continued

(iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income

ⓐ The effect that hedge instruments have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2019 is as follows:

		2019
		Nominal amount	Derivative assets	Derivative liabilities	Gain (loss) on derivatives	Other comprehensive loss	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	2,977,533	54,024	16,486	75,934	(1,267)	(1,748)
Interest rate risk
Interest rate swap		1,740,000	473	32,072	-	(8,066)	(11,126)
Fair value hedge
Exchange risk
Currency forward		34,838	-	117	(2,800)	-	(117)
	~~W~~	4,752,371	54,497	48,675	73,134	(9,333)	(12,991)

		2018
		Nominal amount	Derivative assets	Derivative liabilities	Gain on derivatives	Other comprehensive loss	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	2,667,945	7,167	60,143	98,475	(13,514)	(18,642)
Interest rate risk
Interest rate swap		1,540,000	310	20,785	-	(16,810)	(23,184)
	~~W~~	4,207,945	7,477	80,928	98,475	(30,324)	(41,826)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12.	Derivatives, Continued

(c)	Hedge accounting, continued

(iii) The effect that hedge accounting has had on the consolidated statements of financial position and consolidated statements of comprehensive income, continued

ⓑ The effect that hedged items have had on the consolidated statements of financial position and consolidated statements of comprehensive income as of and for the years ended December 31, 2019 and 2018 is as follows:

		2019
		Borrowings	Debentures	Interest expense	Gain (loss) on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	2,600,548	(48,149)	(78,011)	(9,605)
Borrowings in foreign currency		370,496	-	(799)	2,145	(1,213)
Interest rate swap
Borrowings in won		-	1,539,158	(38,090)	-	(21,993)
Debentures in won		150,000		(3,972)	-	(916)
Due from banks in foreign currency		-	-	-	1,975	-
	~~W~~	520,496	4,139,706	(91,010)	(73,891)	(33,727)

		2018
		Borrowings	Debentures	Interest expense	Loss on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	111,775	(2,106)	(4,670)	96
Securitized debentures		-	2,548,468	(49,703)	(72,282)	(9,647)
Interest rate swap
Debentures in won		-	1,339,005	(28,026)	-	(14,784)
Borrowings in won		200,000	-	(2,036)	-	(59)
	~~W~~	200,000	3,999,248	(81,871)	(76,952)	(24,394)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12.	Derivatives, Continued

(c)	Hedge accounting, continued

(iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Recognized in other comprehensive income	~~W~~	63,060	49,183
Reclassified from equity to profit or loss		(75,933)	(91,011)
Deferred tax effect		3,540	11,504
Changes in accumulated other comprehensive income, net	~~W~~	(9,333)	(30,324)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

13.Credit Card Assets at Amortized Cost, etc.

(a) Details of credit card assets at amortized cost, etc. as of December 31, 2019 and 2018 are as follows:

		2019	2018

Credit card assets:
Lump-sum purchases	~~W~~	6,453,176	5,896,229
Installment purchases		6,823,387	6,511,566
Cash advances		1,742,127	1,845,487
Revolving cash advances		121,990	140,905
Revolving purchases		1,907,264	1,606,746
Card loans		6,491,688	6,036,604
Restructured loans		269,243	238,998
Purchasing card		519	851
Less: Allowance for doubtful accounts		(847,689)	(793,471)
Present value discount account		(23,960)	(20,161)
Deferred loan origination fees		(29,515)	(30,228)
		22,908,230	21,433,526
Loans:
General loans		1,219,082	553,464
Bonds purchased under resale agreements		330,000	460,000
Factoring receivables		125,532	147,095
Commercial paper		327,080	435,965
Others		495	616
Less: Allowance for doubtful accounts		(49,915)	(16,688)
Add: Deferred loan origination costs		20,239	463
		1,972,513	1,580,915
Installment financing assets:
Installment for cars		3,195,296	2,657,068
Installment for others		16,510	13,454
Less: Allowance for doubtful accounts		(30,950)	(19,733)
Add: Deferred loan origination costs		40,635	31,029
		3,221,491	2,681,818
Lease assets:
Financing lease receivables		1,265,468	1,239,425
Cancelled financing lease receivables		155	137
Less: Allowance for doubtful accounts		(31,736)	(31,668)
Deferred loan origination fees		(840)	(1,466)
		1,233,047	1,206,428
	~~W~~	29,335,281	26,902,687

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

13. Credit Card Assets at Amortized Cost, etc., Continued

(b) Changes in the gross carrying amount of credit card assets at amortized cost, etc. for the years ended December 31,

2019 and 2018 are as follows:

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	23,189,220	4,117,395	457,632	27,764,247
12 month expected credit losses substitution		402,591	(402,363)	(228)	-
Lifetime expected credit losses substitution		(771,933)	772,958	(1,025)	-
Credit-impaired financial assets substitution		(52,700)	(31,306)	84,006	-
Execution		2,390,963	203,256	305,036	2,899,255
Write-offs		(89,991)	(196,208)	(365,960)	(652,159)
Business combination		266,458	7,752	10,018	284,228
Ending balance		25,334,608	4,471,484	489,479	30,295,571
Allowance for doubtful accounts		(221,879)	(394,930)	(343,481)	(960,290)
Net carrying amount	~~W~~	25,112,729	4,076,554	145,998	29,335,281

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	20,512,687	3,998,634	425,680	24,937,001
12 month expected credit losses substitution		405,911	(405,506)	(405)	-
Lifetime expected credit losses substitution		(718,324)	718,907	(583)	-
Credit-impaired financial assets substitution		(49,116)	(34,306)	83,422	-
Execution		3,159,593	14,598	275,854	3,450,045
Write-offs		(78,866)	(174,932)	(326,336)	(580,134)
Disposal of loans		(42,665)	-	-	(42,665)
Ending balance		23,189,220	4,117,395	457,632	27,764,247
Allowance for doubtful accounts		(186,377)	(362,389)	(312,794)	(861,560)
Net carrying amount	~~W~~	23,002,843	3,755,006	144,838	26,902,687

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

13. Credit Card Assets at Amortized Cost, etc., Continued

(c) Changes in allowance for credit card assets at amortized cost, etc. for the years ended December 31, 2019 and 2018 are as follows:

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	186,377	362,389	312,794	861,560
12 month expected credit losses substitution		21,862	(21,729)	(133)	-
Lifetime expected credit losses substitution		(13,350)	13,862	(512)	-
Credit-impaired financial assets substitution		(1,017)	(2,812)	3,829	-
Provision for loss allowance		102,349	236,310	169,491	508,150
Write-offs		(89,991)	(196,208)	(365,960)	(652,159)
Unwinding effect		-	-	(5,505)	(5,505)
Disposal of loans		-	-	(77)	(77)
Recoveries		-	-	211,470	211,470
Business combination		15,648	3,118	6,379	25,145
Others		1	-	11,705	11,706
Ending balance	~~W~~	221,879	394,930	343,481	960,290

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance (*)	~~W~~	171,160	342,379	293,400	806,939
12 month expected credit losses substitution		21,233	(20,958)	(275)	-
Lifetime expected credit losses substitution		(12,724)	13,092	(368)	-
Credit-impaired financial assets substitution		(1,025)	(2,892)	3,917	-
Provision for loss allowance		86,602	205,700	138,497	430,799
Write-offs		(78,866)	(174,932)	(326,336)	(580,134)
Unwinding effect		-	-	(2,871)	(2,871)
Disposal of loans		(302)	-	(83)	(385)
Recoveries		-	-	189,815	189,815
Others		299	-	17,098	17,397
Ending balance	~~W~~	186,377	362,389	312,794	861,560

(*) The balance of allowance for doubtful accounts in accordance with K-IFRS No.1109.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

13. Credit Card Assets at Amortized Cost, etc., Continued

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2019 and 2018 are as follows:

		2019
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	353,703	78,752	274,951
One year to five years		1,086,093	104,361	981,732
Over five years		8,982	42	8,940
	~~W~~	1,448,778	183,155	1,265,623

		2018
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	352,917	66,772	286,145
One year to five years		1,035,949	89,264	946,685
Over five years		6,769	37	6,732
	~~W~~	1,395,635	156,073	1,239,562

(e)	Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Beginning balance	~~W~~	(202)	1,141
Business combination		13,214	-
Increase		(10,761)	(28,254)
Decrease		28,268	26,911
Ending balance	~~W~~	30,519	(202)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

14.Lease Assets

(a)	Details of lease assets as of December 31, 2019 and December 31, 2018 are as follows:

		2019				2018
		Operating lease assets	Cancelled financing lease assets	Prepaid lease assets	Total	Operating lease assets	Cancelled financing lease assets	Total

Acquisition cost	~~W~~	684,878	1,239	517	686,634	418,671	663	419,334
Accumulated depreciation		(137,706)	(27)	-	(137,733)	(53,683)	(70)	(53,753)
Carrying value	~~W~~	547,172	1,212	517	548,901	364,988	593	365,581

(b)	Lease transactions as a lessor

Future minimum lease payments as lessor under non-cancellable lease assets as of December 31, 2019 and December 31, 2018 are as follows:

		2019	2018

Less than one year	~~W~~	131,175	82,878
One year to five years		237,436	165,311
Over five years		83	10
	~~W~~	368,694	248,199

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

15.Right-of-Use Assets and Lease Liabilities

(a)	Changes in right-of-use assets included in property and equipment for the year ended December 31, 2019 are as follows:

		2019
		Buildings	Vehicles	Total

Beginning balance	~~W~~	49,542	27	49,569
Acquisition		5,460	-	5,460
Disposal		(501)	(3)	(504)
Depreciation		(20,745)	(24)	(20,769)
Business combination		2,936	-	2,936
Remeasurement		491,246	-	491,246
Other		2,198	-	2,198
Ending balance	~~W~~	530,136	-	530,136

(b)	Changes in lease liabilities included in other liabilities for the year ended December 31, 2019 are as follows:

		2019
		Buildings	Vehicles	Total

Beginning balance	~~W~~	50,906	27	50,933
Acquisition		5,460	-	5,460
Payments		(19,381)	(24)	(19,405)
Termination		(555)	(3)	(558)
Interest expense		1,243	-	1,243
Business combination		2,936	-	2,936
Remeasurement		491,246		491,246
Other		(157)	-	(157)
Ending balance	~~W~~	531,698	-	531,698

(c)	Details of maturity of lease liabilities for the year ended December 31, 2019 are as follows:

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Buildings(*)	~~W~~	111	335	1,117	782	539,604	-	541,949

    (*) The amounts are undiscounted.

(d)	The amount of payments for leases of low-value assets are ~~W~~ 492 million, and there are no payments on short-term leases for the year ended December 31, 2019.

(e)	The amount of total cash outflow from leases recognized on the consolidated statements of cash flows is ~~W~~19,897 million.

(f)

Part of the amount of lease liabilities of buildings includes the exercise price of the Group’s purchase option. The Group assesses at lease commencement date whether it is reasonably certain to exercise the purchase options.  The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The Group has estimated that the potential future lease payments, should it exercise the purchase option, would result in an increase in lease liability of ~~W~~ 491,246 million.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

16.	Financial Assets at FVOCI

(a)Details of financial assets at FVOCI as of December 31, 2019 and 2018 are as follows:

		2019	2018

Equity instruments designated as FVOCI	~~W~~	35,938	34,519

(b)	The fair value of an equity instruments designated as FVOCI investing in equity instruments as of December 31, 2019 and 2018 is as follows:

		2019	2018

Equity securities (*)	~~W~~	35,938	34,519

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Group strategic purposes.

(c) Details of dividend income of financial assets at FVOCI for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	814	1,373

(d)	Changes of financial assets at FVOCI for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Equity securities
Beginning balance	~~W~~	34,519	-
Effect of changes in accounting policies		-	31,129
Acquisition		-	300
Discard		-	(200)
Changes in fair value		1,419	3,290
Ending balance	~~W~~	35,938	34,519

(e)	There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2019 and 2018.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

17.	Property and Equipment

(a) Details of property and equipment as of December 31, 2019 and 2018 are as follows:

		2019
		Land	Buildings	Others	Right-of-use assets	Total

Acquisition cost	~~W~~	31,350	7,518	412,493	552,167	1,003,528
Accumulated depreciation		-	(2,731)	(340,815)	(22,031)	(365,577)
Ending balance	~~W~~	31,350	4,787	71,678	530,136	637,951

		2018
		Land	Buildings	Others	Total

Acquisition cost	~~W~~	31,400	7,618	371,033	410,051
Accumulated depreciation		-	(2,480)	(318,970)	(321,450)
Ending balance	~~W~~	31,400	5,138	52,063	88,601

(b) Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Land	Buildings	Others	Right-of-use assets	Total

Beginning balance	~~W~~	31,400	5,138	52,063	-	88,601
Effect of changes in accounting policies		-	-	(971)	49,569	48,598
Business combination		-	-	1,227	2,936	4,163
Acquisition		-	-	35,665	5,460	41,125
Disposal		(70)	(95)	(592)	(504)	(1,261)
Reclassification		-	-	4,384	-	4,384
Depreciation		-	(271)	(22,370)	(20,769)	(43,410)
Others		20	15	2,272	493,444	495,751
Ending balance	~~W~~	31,350	4,787	71,678	530,136	637,951

		2018
		Land	Buildings	Others	Total

Beginning balance	~~W~~	31,406	5,411	45,541	82,358
Acquisition		-	-	21,805	21,805
Disposal		-	-	(510)	(510)
Depreciation		-	(269)	(20,123)	(20,392)
Others		(6)	(4)	5,350	5,340
Ending balance	~~W~~	31,400	5,138	52,063	88,601

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

17.	Property and Equipment, Continued

(c) Insured assets

   Details of insured assets as of December 31, 2019 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	~~W~~	47,951

In addition, the Group maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18.	Intangible Assets

(a)	Details of Intangible assets as of December 31, 2019 and 2018 are as follows:

		2019
		Club memberships	Development cost	Good-will	Others	Total

Acquisition cost	~~W~~	16,258	55,941	107,152	34,159	213,510
Accumulated amortization		-	(28,137)	-	(21,872)	(50,009)
Impairment losses		(834)	(336)	-	-	(1,170)
Ending balance	~~W~~	15,424	27,468	107,152	12,287	162,331

		2018
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	15,613	38,170	31,334	85,117
Accumulated amortization		-	(20,000)	(14,693)	(34,693)
Impairment losses		(904)	(336)	-	(1,240)
Ending balance	~~W~~	14,709	17,834	16,641	49,184

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

18.	Intangible Assets, Continued

(b) Changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows, and amortization is included in general administrative expenses.

			2019
		Club memberships	Development cost	Good-will	Others	Total

Beginning balance	~~W~~	14,709	17,834	-	16,641	49,184
Acquisition on business combination		-	3,429	107,152	2,200	112,781
Acquisition		663	18,726	-	628	20,017
Disposal		(18)	-	-	-	(18)
Reclassification		-	(4,384)	-	-	(4,384)
Amortization		-	(8,137)	-	(7,178)	(15,315)
Impairment loss (*)		-	-	-	-	-
Reversal of impairment loss (*)		70	-	-	-	70
Others		-	-	-	(4)	(4)
Discard		-	-	-	-	-
Ending balance	~~W~~	15,424	27,468	107,152	12,287	162,331

		2018
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	14,655	19,000	12,281	45,936
Acquisition		19	11,775	8,875	20,669
Disposal		-	(93)	-	(93)
Reclassification		-	(5,787)	1,333	(4,454)
Amortization		-	(6,355)	(5,835)	(12,190)
Impairment loss (*)		-	(336)	-	(336)
Reversal of impairment loss (*)		35	-	-	35
Others		-	-	(13)	(13)
Discard		-	(370)	-	(370)
Ending balance	~~W~~	14,709	17,834	16,641	49,184

(*) Impairment loss and reversal of impairment loss are recognized as non-operating income and expenses.  Recoverable amount of club memberships is determined as the higher of its fair value less costs of disposal and fair value less costs to sell or value in use.  Club memberships are tested for impairment by comparing its carrying amount with its recoverable amount.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

19.	Other Assets

(a)  Details of other assets as of December 31, 2019 and 2018 are as follows:

		2019	2018

Guarantee deposits	~~W~~	80,700	81,755
Present value discount account		(2,723)	(2,862)
Accounts receivable		258,458	274,780
Allowance for doubtful accounts		(5,642)	(1,045)
Accrued income		154,975	120,618
Allowance for doubtful accounts		(10,743)	(10,001)
Advance payments		270,887	324,129
Prepaid expenses		65,902	71,727
Others		6,792	5,605
	~~W~~	818,606	864,706

(b)  Changes in allowance for other assets for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Beginning balance	~~W~~	11,046	8,688
Effect of change in accounting policies		-	1,180
Provision for credit loss allowance		30,727	20,863
Write-offs		(27,012)	(20,622)
Recoveries		1,191	977
Business combination		385	-
Others		48	(40)
Ending balance	~~W~~	16,385	11,046

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

20.	Borrowings

Details of borrowings as of December 31, 2019 and 2018 are as follows:

	Interest rate (%)		2019	2018

Borrowings in won:
Commercial paper	1.55 ~ 2.58	~~W~~	1,560,000	1,625,000
Borrowings from Shinhan Financial Group Co., Ltd.	1.76 ~ 2.90		1,000,000	700,000
Bank overdrafts	2.77 ~ 2.83		55,000	-
			2,615,000	2,325,000
Borrowings in foreign currency:
Borrowings from Shinhan Financial Group Co., Ltd.	2.79		463,120	-
General borrowings	5.80 ~ 13.65		236,567	90,507
		~~W~~	3,314,687	2,415,507

21.	Debentures

Details of debentures as of December 31, 2019 and 2018 are as follows:

	Maturity	Interest rate (%)		2019	2018

Debentures in won	2020.01.07 ~ 2026.12.09	1.38 ~ 3.21	~~W~~	15,985,000	14,040,000
Less: discount				(9,696)	(8,487)
				15,975,304	14,031,513
Debentures in foreign currency	2020.04.27 ~ 2024.10.10	1.34 ~ 7.59		2,677,037	2,667,946
Less: discount				(7,016)	(7,702)
				2,670,021	2,660,244
			~~W~~	18,645,325	16,691,757

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

22.	Employee Benefits

(a)	Defined benefit plan assets and liabilities as of December 31, 2019 and 2018 are as follows:

		2019	2018

Present value of defined benefit obligations	~~W~~	289,754	247,812
Fair value of plan assets		(255,992)	(229,142)
Recognized liabilities for defined benefit obligations	~~W~~	33,762	18,670

(b)	Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	247,812	(229,142)	18,670
Recognized in profit or loss as incurred:
Current service cost		18,279	-	18,279
Interest expense (income)		7,299	(6,741)	558
		25,578	(6,741)	18,837
Recognized in other comprehensive income:
Remeasurement loss
- Actuarial losses
Demographic assumptions		3,665	-	3,665
Financial assumptions		7,572	-	7,572
Experience adjustments		12,366	-	12,366
- Return on plan assets		-	2,150	2,150
		23,603	2,150	25,753
Others:
Contributions paid into the plan		-	(28,000)	(28,000)
Benefits paid by the plan		(7,072)	5,741	(1,331)
Others (*)		265	-	265
Exchange rate differences		(432)	-	(432)
		(7,239)	(22,259)	(29,498)
Ending balance	~~W~~	289,754	(255,992)	33,762

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

22.	Employee Benefits, Continued

(b)	Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2019 and 2018 are as follows, continued:

		2018
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	234,446	(231,431)	3,015
Recognized in profit or loss as incurred:
Current service cost		17,803	-	17,803
Interest expense (income)		8,111	(9,125)	(1,014)
		25,914	(9,125)	16,789
Recognized in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses (gains)
Demographic assumptions		-	-	-
Financial assumptions		13,846	-	13,846
Experience adjustments		(4,779)	-	(4,779)
- Return on plan assets		-	5,390	5,390
		9,067	5,390	14,457
Others:
Contributions paid into the plan		-	(15,131)	(15,131)
Benefits paid by the plan		(21,484)	21,155	(329)
Others (*)		288	-	288
Exchange rate differences		(419)	-	(419)
		(21,615)	6,024	(15,591)
Ending balance	~~W~~	247,812	(229,142)	18,670

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

22.	Employee Benefits, Continued

(c)	Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2019 and 2018 are as follows:

		2019		2018
		Amounts	Ratio	Amounts	Ratio

Cash and due from banks	~~W~~	-	0.0%	40	0.0%
Securities		255,493	99.8%	228,571	99.8%
Others		499	0.2%	531	0.2%
Fair value of plan assets	~~W~~	255,992	100.0%	229,142	100.0%

(d)	Actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	2019	2018

Discount rate (AA0)	2.71%	3.02%
Future salary increasing rate	1.80% + step-up rate	1.80% + step-up rate
Average expected remaining years of service	9.67 years	9.30 years

(e)	Sensitivity analysis

The effects on defined benefit obligations from changes in actuarial assumptions within a reasonably possible range as of December 31, 2019 are as follows:

		Changes in the amount of defined benefit obligations

Discount rate (1%p decrease)	~~W~~	26,383
Discount rate (1%p increase)		(23,376)
Future salary increasing rate (1%p decrease)		(23,797)
Future salary increasing rate (1%p increase)		26,365

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f)	The amounts recognized as expenses for defined contribution plans are ~~W~~2,374 million and ~~W~~2,018 million for the years ended December 31, 2019 and 2018, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

23.	Provisions

(a) Changes of provisions for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Others	Total

Beginning balance	~~W~~	29	147,046	5,353	30,049	182,477
Provision (reversal)		22	27,538	39	(3,087)	24,512
Payment		(51)	-	-	(1,035)	(1,086)
Others		-	-	211	-	211
Ending balance	~~W~~	-	174,584	5,603	25,927	206,114

		2018
		Allowance for litigation	Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Others	Total

Beginning balance	~~W~~	746	26,104	72,793	7,410	30,303	137,356
Effect of changes in accounting polices		-	(26,104)	59,468	-	-	33,364
Provision (reversal)		(41)	-	14,785	(1,741)	745	13,748
Payment		(676)	-	-	(316)	(999)	(1,991)
Ending balance	~~W~~	29	-	147,046	5,353	30,049	182,477

(b) Details of allowance for unused credit commitments as of December 31, 2019 and 2018 are as follows:

		2019	2018

Unused credit commitments	~~W~~	76,653,756	71,896,628
Allowance		174,584	147,046
Ratio		0.23%	0.20%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

23.	Provisions, Continued

(c)	Changes in unused credit commitments for the years ended December 31, 2019 and 2018 are as follows:

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	58,385	83,619	5,042	147,046
12 month expected credit losses substitution		40,569	(40,459)	(110)	-
Lifetime expected credit losses substitution		(6,905)	6,933	(28)	-
Credit-impaired financial assets substitution		(221)	(750)	971	-
Provision (reversal)		(27,362)	48,946	5,954	27,538
Ending balance	~~W~~	64,466	98,289	11,829	174,584

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance (*)	~~W~~	52,759	77,525	1,977	132,261
12 month expected credit losses substitution		39,525	(39,068)	(457)	-
Lifetime expected credit losses substitution		(6,238)	6,313	(75)	-
Credit-impaired financial assets substitution		(211)	(800)	1,011	-
Provision (reversal)		(27,450)	39,649	2,586	14,785
Ending balance	~~W~~	58,385	83,619	5,042	147,046

(*) The balance of allowance for doubtful accounts in accordance with K-IFRS No.1109.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

24.	Other Liabilities

Details of other liabilities as of December 31, 2019 and 2018 are as follows:

		2019	2018

Accounts payable	~~W~~	2,225,980	2,500,661
Accrued expenses		261,311	242,765
Advances from customers		145,547	116,031
Unearned revenue		110,625	106,845
Withholdings		515,814	378,148
Guarantee deposits		321,210	305,351
Present value discount account		(14,924)	(14,964)
Advances of gift card and others		25,337	30,356
Lease liabilities		541,949	-
Present value discount account		(10,251)	-
Others (*)		299,052	283,550
	~~W~~	4,421,650	3,948,743

(*) Includes point liabilities of ~~W~~284,040 million and ~~W~~275,698 million as of December 31, 2019 and 2018 respectively, which are classified in accordance with K-IFRS No.1115.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.	Equity

(a)	Details of equity as of December 31, 2019 and 2018 are as follows:

		2019	2018

Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		263	1,234
Accumulated other comprehensive income
Unrealized gain on valuation of financial assets at FVOCI		19,318	18,289
Effective portion of valuation loss on cash flow hedges		(33,727)	(24,394)
Remeasurements of the net defined benefit obligations		(51,589)	(32,918)
Foreign currency translation adjustments for foreign operations		(1,537)	(4,664)
		(67,535)	(43,687)
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 26)		723,299	891,598
Voluntary reserve		11,216	11,216
Retained earnings (*)		3,684,241	3,344,887
		4,732,180	4,561,125

Non-controlling interests		(3,481)	(4,644)
	~~W~~	6,148,866	6,001,467

(*)The Group plans to reserve ~~W~~45,535 million of the retained earnings for the year ended December 31, 2019 for credit losses, and ~~W~~168,299 million of the reserve for credit losses for the year ended December 31, 2018 was reversed and transferred into retained earnings.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.	Equity, Continued

(b)	Capital stock and capital surplus

As of December 31, 2019 and 2018, par value of common stock is ~~W~~5,000 and the Group authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)	Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Foreign currency translation adjustments for foreign operations	Total
Balance at January 1, 2019	~~W~~	18,289	(24,394)	(32,918)	(4,664)	(43,687)
Changes in fair value		1,419	-	(25,753)	-	(24,334)
Exchange rate differences		-	-	-	5,247	5,247
Changes in fair value of cash flow hedges		-	63,060	-	-	63,060
Reclassification to profit or loss		-	(75,933)	-	-	(75,933)
Deferred tax effect		(390)	3,540	7,082	(1,190)	9,042
Non-controlling interests		-	-	-	(930)	(930)
Balance at December 31, 2019	~~W~~	19,318	(33,727)	(51,589)	(1,537)	(67,535)

		2018
		Valuation of financial assets at FVOCI	Valuation of available-for-sale financial assets	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Foreign currency translation adjustments for foreign operations	Total
Balance at January 1, 2018	~~W~~	-	15,904	5,930	(22,437)	(2,931)	(3,534)
Effect of changes in accounting policies		15,904	(15,904)	-	-	-	-
Changes in fair value		3,290	-	-	(14,456)	-	(11,166)
Exchange rate differences		-	-	-	-	(2,862)	(2,862)
Changes in fair value of cash flow hedges		-	-	49,183	-	-	49,183
Reclassification to profit or loss		-	-	(91,011)	-	-	(91,011)
Deferred tax effect		(905)	-	11,504	3,975	656	15,230
Non-controlling interests		-	-	-	-	473	473
Balance at December 31, 2018	~~W~~	18,289	-	(24,394)	(32,918)	(4,664)	(43,687)

(d)	Earned surplus reserves

The Korean Commercial Act requires the Group to accumulate, as it earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Group’s capital.  No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder’s meeting.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.	Equity, Continued

(e)	Voluntary reserve

The Group elected to measure an item of land and buildings at the date of transition to K-IFRSs at its fair value and use that fair value as its deemed cost at that date.  Revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors.  Also, in accordance with amended Credit Information Use and Protection Act, the Group is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of discretionary reserve as of December 31, 2019 and 2018 are as follows:

		2019	2018

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	1,000
	~~W~~	11,216	11,216

(f)	Statements of appropriation of retained earnings for the years ended December 31, 2019 and 2018 based on separate financial statements of the Group are as follows:

Expected date of Appropriation for 2019: March 25, 2020
Date of Appropriation for 2018: March 26, 2019

(In millions of won, except dividends per share)		2019	2018
Unappropriated retained earnings
Balance at beginning of year	~~W~~	3,193,712	3,003,677
Effect of changes in accounting policies		-	(155,932)
Profit for the year		487,782	515,413
		3,681,494	3,363,158
Reversal of Reserve for credit losses		-	168,299
Balance at end of year before appropriation		3,681,494	3,531,457

Appropriation of retained earnings
Transfer to reserve for credit losses reserve for bad loan		45,535	-
Cash dividends		330,724	337,745
Dividends per share (dividend as a percentage of par value): ~~W~~2,638 (52.76%) for 2019 ~~W~~2,694 (53.88%) for 2018
		376,259	337,745
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,305,235	3,193,712

These statements of appropriation of retained earnings were based on the separate financial statements of the Parent Company.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

26.	Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Group reserves the difference between expected credit loss allowances recognized under K-IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a)	Reserve for credit losses as of December 31, 2019 and 2018 are summarized as follows:

		2019	2018

Accumulated reserve for credit losses	~~W~~	723,299	891,598
Reserve for (reverse of) credit losses, scheduled		45,535	(168,299)
- Effect of changes in accounting policies		-	(173,793)
- Changes in 2019 and 2018		45,535	5,494
Ending balance of reserve for credit losses	~~W~~	768,834	723,299

(b) Details of profit for the year attributable to owners of the Group after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Profit for the year attributable to owners of the Group	~~W~~	508,800	519,446
Reserve for credit losses, scheduled		(45,535)	(5,494)
Profit for the year attributable to owners of the Group after adjusting for reserve for credit losses	~~W~~	463,265	513,952
Earnings per share after adjusting credit losses (in won)		3,695	4,100

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

27.	Operating Revenue

(a) Details of operating revenues for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Revenue from contracts with customers
Fee and commission income
Credit card assets	~~W~~	2,465,801	2,492,751
Consideration paid to customers		(1,227,343)	(1,135,515)
Revenue from others
Interest income		2,253,506	2,013,810
Fee and commission income
Loans		3,236	488
Installment loans		11,384	6,925
Leases		138,765	77,197
Other		40,509	43,903
Dividend income		841	1,393
Net income on financial assets at FVTPL		11,525	46,487
Gains on derivatives transactions		92,914	105,239
Gains on foreign currency transactions		70,857	46,998
Other operating income		30,262	52.556
	~~W~~	3,892,257	3,752,232

(b) Classification of revenue from contracts with Customers for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Revenue from contracts with customers
Credit sales commission, etc.	~~W~~	1,040,134	1,171,465
Insurance agency fee		72,329	65,106
Others		125,995	120,665
		1,238,458	1,357,236
Timing of revenue recognition
Transferred at a point in time		1,057,276	1,190,373
Transferred over time		181,182	166,863
	~~W~~	1,238,458	1,357,236

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

28.	Earnings per Share

Earnings per share for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won, except shares outstanding and earnings per share)
		2019	2018

Profit for the year attributable to owners of the Group	~~W~~	508,800	519,446
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	4,058	4,143

The Group has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods.  Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2019 and 2018.

29.	Share-Based Payment

Share-based payment as of December 31, 2019 is summarized as follows:

(a)	Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2019 are as follows:

	Granted in 2015	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019

Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type
Vesting period	2015 ~ 2017	2016 ~ 2018	2017 ~ 2019	2018 ~ 2020	2019 ~ 2021
Performance condition	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	51,648 shares	66,567 shares	64,079 shares	56,499 shares	77,503 shares

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

29.	Share-Based Payment, Continued

(a)  Share-based payment arrangements with performance conditions, continued

(ii) Granted shares and the fair value of grant date as of December 31, 2019 are as follows:

       (In won, except shares)

Grant date	Grant shares	Exercised shares	Fair value (*1)	Estimated shares (*2)
January 1, 2015	50,700	43,469	44,500	43,469
February 4, 2015	4,500	3,615	45,700	3,615
August 24, 2015	4,500	1,419	40,250	1,419
August 27, 2015	10,200	3,145	39,600	3,145
January 1, 2016	74,200	-	39,000	49,489
February 4, 2016	15,400	-	38,150	12,989
June 3, 2016	5,200	-	38,800	2,861
August 1, 2016	1,900	-	40,650	727
October 31, 2016	3,100	-	43,850	501
January 1, 2017	70,200	-	45,300	56,121
March 7, 2017	10,600	-	46,950	7,958
January 1, 2018	59,900	-	49,400	56,499
January 1, 2019	84,266	-	39,600	77,503
	394,966	51,648		316,296

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.

(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(b)  Share-based compensation expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Share-based payment arrangements with performance conditions	~~W~~	3,215	2,170

(c)  Details of accrued expenses and the intrinsic value as of December 31, 2019 are as follows:

		Accrued expense related to compensation expenses associated with share-based payments	Intrinsic values (*1)

Share-based payment arrangements with performance conditions (*2)	~~W~~	11,124	11,124

(*1)	The fair value of share-based arrangements with performance conditions is considered as intrinsic value.
(*2)	Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2019, and have been recognized as liabilities.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

30.	Net Interest Income

Details of net interest income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Interest income
Cash and due from banks	~~W~~	5,846	6,152
Credit card assets		1,908,179	1,784,019
Loans		161,002	66,842
Installment loans		120,987	101,593
Financing leases		55,426	53,183
Others		2,066	2,021
		2,253,506	2,013,810

Interest expense
Borrowings		(86,288)	(58,411)
Debentures		(351,273)	(316,562)
Securitized debentures		(54,320)	(49,703)
Leases liabilities		(1,243)	-
Others		(6,416)	(6,034)
		(499,540)	(430,710)
Net interest income	~~W~~	1,753,966	1,583,100

Interest income on impaired financial assets for the years ended December 31, 2019 and 2018 are ~~W~~11,773 million and ~~W~~10,031 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

31.	Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Fee and commission income
Credit card assets	~~W~~	1,238,458	1,357,236
Loans		3,236	488
Installment loans		11,384	6,925
Leases		138,765	77,197
Others (*)		40,509	43,903
		1,432,352	1,485,749

Fee and commission expense
Credit card assets		(1,101,855)	(1,144,771)
Installment loans		(24,669)	(21,157)
Leases		(879)	(456)
Others (*)		(84,072)	(87,009)
		(1,211,475)	(1,253,393)
Net fee and commission income	~~W~~	220,877	232,356

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members. For the years ended December 31, 2019 and 2018, the amount of income related to debt exemption and debt suspension are ~~W~~40,506 million and ~~W~~43,898 million, respectively, and the amount of expense are ~~W~~7,171 million and ~~W~~7,498 million, respectively.

32.	Dividend Income

Details of dividend income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Financial assets at FVTPL in Korean currency	~~W~~	27	20
Financial assets at FVOCI in Korean currency		814	1,373
	~~W~~	841	1,393

33.	Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2019 are as follows:

		2019	2018

Changes in credit card assets at amortized cost, etc.	~~W~~	(508,150)	(430,799)
Other assets		(30,727)	(20,863)
Allowance for unused loan commitments		(27,538)	(14,785)
	~~W~~	(566,415)	(466,447)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

34.	General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Relate to employees
Salaries and wages	~~W~~	181,812	166,921
Bonus		49,281	42,733
Incentive of results		26,515	27,319
Share-based compensation expense		3,215	2,170
Employee benefits		77,529	80,767
Travel		6,641	6,301
Defined benefit		18,837	16,789
Defined contribution		2,374	2,018
Honorary retirement allowance		16,075	-
		382,279	345,018
Depreciation and amortization
Depreciation		43,410	20,392
Amortization		15,315	12,190
		58,725	32,582
Other general administrative expenses
Communication		48,747	47,837
Utility		21,267	20,872
Vehicles maintenance		2,875	2,926
Supplies		12,133	10,646
Rent		1,333	23,891
Insurance		15,648	11,618
Repairs		172	195
Entertainment		1,954	1,700
Advertising		23,602	23,784
Sales promotion		90,623	145,680
Training		2,450	2,026
Publication		472	445
Freight		799	619
Provision for (reversal of) asset retirement obligation		39	(1,741)
Taxes and dues		39,073	34,907
		261,187	325,405
	~~W~~	702,191	703,005

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

35.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Other operating income
Gains on recovery of bad debt	~~W~~	12,886	10,613
Reversal of other allowances		4,274	-
Gains on sale of loans		29	9
Others		13,073	41,934
		30,262	52,556
Other operating expenses
Depreciation of lease assets		(95,448)	(51,249)
Depreciation of other assets		-	(373)
Others		(3,191)	(3,903)
		(98,639)	(55,525)
	~~W~~	(68,377)	(2,969)

36.	Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Non-operating income
Gains on disposal of property and equipment	~~W~~	229	57
Reversal of impairment losses on intangible assets		70	35
Reversal of allowance for litigation		-	41
Others		2,084	1,530
		2,383	1,663
Non-operating expenses
Donations		(9,396)	(23,779)
Provision for allowance for litigation		(22)	-
Losses on disposal of property and equipment		(73)	(225)
Impairment losses on intangible assets		-	(336)
Others		(244)	(2,534)
		(9,735)	(26,874)
	~~W~~	(7,352)	(25,211)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

37.	Income Taxes

(a)	The components of income tax expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Current income taxes payable	~~W~~	176,063	126,670
Adjustments to the income tax expense for prior period		(1,060)	41
Changes in deferred tax due to changes in temporary differences		(25,026)	(16,824)
Income tax expense associated with items recorded in equity		9,353	15,074
Others		8,393	58,565
Income tax expense	~~W~~	167,723	183,526

(b)	The relationship between income tax expense and profit before income taxes for the years ended December 31, 2019 and 2018 is as follows:

		2019	2018

Profit before income taxes (A)	~~W~~	676,756	701,287
Income taxes at applicable tax rate		186,108	192,854
Adjustments:
Non-taxable income		(101)	(380)
Non-deductible expense		827	901
Tax deductions		(69)	-
Consolidated tax return effect and others		(19,042)	(9,849)
Income tax expense (B)	~~W~~	167,723	183,526
Effective tax rate (B/A)		24.78%	26.17%

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

37.	Income Taxes, Continued

(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		84,619	(17)	-	84,602
Valuation on financial assets at FVOCI		(6,937)	-	(391)	(7,328)
Valuation on property and equipment, depreciation and others		(2,120)	14	-	(2,106)
Deferred loan origination costs		(8,901)	(2,625)	-	(11,526)
Derivative assets		9,253	-	3,541	12,794
Accrued expenses		18,557	(1,087)	-	17,470
Liability for defined benefit obligations		47,859	5,048	6,493	59,400
Plan assets		(49,722)	(1,667)	591	(50,798)
Other provisions		134,357	12,962	-	147,319
Others		(2,188)	3,045	(881)	(24)
	~~W~~	224,856	15,673	9,353	249,882

		2018
		Beginning deferred tax assets (liabilities)	Effect of changes in accounting policies	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	-	79
Available-for-sale financial assets		84,619	(84,619)	-	-	-
Financial assets at FVOCI		-	84,619	-	-	84,619
Valuation on available-for-sale financial assets		(6,033)	6,033	-	-	-
Valuation on financial assets at FVOCI		-	(6,033)	-	(904)	(6,937)
Valuation on property and equipment, depreciation and others		(2,297)	-	177	-	(2,120)
Deferred loan origination costs		(8,387)	-	(514)	-	(8,901)
Derivative assets (liabilities)		(2,249)	-	-	11,502	9,253
Accrued expenses		14,828	-	3,729	-	18,557
Liability for defined benefit obligations		45,834	-	(468)	2,493	47,859
Plan assets		(51,216)	-	12	1,482	(49,722)
Other provisions		118,111	16,353	(107)	-	134,357
Others		14,743	42,795	(60,227)	501	(2,188)
	~~W~~	208,032	59,148	(57,398)	15,074	224,856

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

37.	Income Taxes, Continued

(d)	Deferred income taxes associated with items, which are not recognized as profit (loss) for the years ended December 31, 2019 and 2018 are as follows:

		2019
		December 31, 2019		January 1, 2019		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	19,318	(7,328)	18,289	(6,937)	(391)
Effective portion of valuation gain or loss on cash flow hedges		(33,727)	12,794	(24,395)	9,253	3,541
Overseas operations translation credit (debit)		(1,537)	389	(4,663)	1,270	(881)
Remeasurements of defined benefit obligations		(51,589)	19,570	(32,918)	12,486	7,084
	~~W~~	(67,535)	25,425	(43,687)	16,072	9,353

		2018
		December 31, 2018		January 1, 2018		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of available-for-sale financial assets	~~W~~	-	-	15,904	(6,033)	6,033
Changes in fair value of financial assets at FVOCI		18,289	(6,937)	-	-	(6,937)
Effective portion of valuation gain or loss on cash flow hedges		(24,395)	9,253	5,930	(2,249)	11,502
Overseas operations translation credit (debit)		(4,663)	1,270	(2,931)	769	501
Remeasurements of defined benefit obligations		(32,918)	12,486	(22,437)	8,511	3,975
	~~W~~	(43,687)	16,072	(3,534)	998	15,074

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

37.	Income Taxes, Continued

(e)

The Group offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the Group has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities before offsetting as of December 31, 2019 and 2018 are as follows:

		2019	2018
Deferred tax assets	~~W~~	321,664	294,724
Deferred tax liabilities		(71,782)	(69,868)
	~~W~~	249,882	224,856

(f)	Deferred tax assets have been recognized as the Group has determined it is probable that future profits will be available against which the Group can utilize the related benefit.

(g)

As of December 31, 2019 and 2018 current tax liabilities are ~~W~~98,830 million and ~~W~~89,906 million, respectively.  For consolidated tax return, the amount is paid to the taxation authorities through the controlling company of the Group.

(h)	The Group is in an administrative litigation process on the case in which tax uncertainty exists (claim amount of ~~W~~21,197 million) and assesses that the probability of the case being prevailed is low.

38.	Consolidated Statements of Cash Flows

(a)	Details of cash and cash equivalents as of December 31, 2019 and 2018 are summarized as follows:

		2019	2018

Cash	~~W~~	65	19
Available deposits from banks
Deposits on demand		508,892	320,517
Current deposits		18,135	17,745
Foreign currency deposits		19,082	915
Others		2,921	104,035
		549,030	443,212
Cash and cash equivalents	~~W~~	549,095	443,231

(b)	The Group presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)

Reconciliations of the amounts of cash and cash equivalents in the statements of cash flows with the equivalent items reported in the statements of financial position as of December 31, 2019 and 2018 are as follows:

		2019	2018
Cash and cash equivalents in the statements of financial position	~~W~~	668,414	637,990
Adjustment:
Restricted due from banks		(119,319)	(194,759)
Cash and cash equivalents in the statements of cash flows	~~W~~	549,095	443,231

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

38.	Consolidated Statements of Cash Flows, Continued

(d)	The Group presents its consolidated statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2019 and 2018 are summarized as follows:

		2019	2018

Valuation of financial assets at FVOCI	~~W~~	1,419	3,290
Valuation of derivatives		12,873	41,826
Adjustment of lease assets and liabilities		491,246	-

(e)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows:

			2019
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Lease liabilities	Subtotal
Balance at January 1, 2019	~~W~~	7,477	(80,928)	(2,415,507)	(16,691,757)	(50,933)	(19,239,125)
Changes from financing cash flows		-	19,130	(892,604)	(1,880,363)	18,162	(2,735,675)
Changes from operating cash flows		-	-	63,153	397,350	1,243	461,746
Changes in foreign currency exchange rate		-	-	2,680	(65,028)	(109)	(62,457)
Gain (loss) on derivatives and interest expense		-	73,133	(86,288)	(405,593)	(1,243)	(419,991)
Changes in fair value		47,020	(59,893)	-	-	-	(59,893)
Business combination		-	-	-	-	(2,936)	(2,936)
Others		-	(117)	13,879	66	(495,882)	(482,054)
Balance at December 31, 2019	~~W~~	54,497	(48,675)	(3,314,687)	(18,645,325)	(531,698)	(22,540,385)

		2018
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Subtotal
Balance at January 1, 2018	~~W~~	3,966	(140,732)	(1,964,344)	(13,959,909)	(16,064,985)
Changes from financing cash flows		(5,846)	12,512	(453,725)	(2,647,297)	(3,088,510)
Changes from operating cash flows		-	-	22,293	(17,548)	4,745
Changes in foreign currency exchange rate		-	-	-	(76,953)	(76,953)
Gain on derivatives and interest expense		17,115	81,360	-	-	81,360
Changes in fair value		(7,758)	(34,068)	-	-	(34,068)
Others		-	-	(19,731)	9,950	(9,781)
Balance at December 31, 2018	~~W~~	7,477	(80,928)	(2,415,507)	(16,691,757)	(19,188,192)

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

39.	Contingent Liabilities and Commitments

(a)	Contingent liabilities

The Group has eleven pending lawsuits as a defendant as of December 31, 2019 for a total claim amount of ~~W~~2,108 million.

Additional losses may be incurred from these legal actions, but the result of such the lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the consolidated financial statements.

(b)	ABS commitments

In trust-type asset securitizations, trust company can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount.  As prescribed by the respective asset transfer agreements and other contracts, the Controlling Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods.  Investor Interest based on transferred assets is provided as collateral for asset-backed securities.  As of December 31, 2019, the Group has no additional obligation for the asset-backed securities.

The Controlling Company has entered into an agreement with the trust company to provide asset management services for the transferred assets.  Under the agreement, the Controlling Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

40.	Asset Backed Securitization (ABS)

(a)	The initial transfer price of the credit card assets sold by Asset-Backed Securitization Act as of December 31, 2019 and 2018 is as summarized as follows:

	Transfer date		2019	2018

Shinhan Card 2018-1	2018.03.12	~~W~~	-	698,758
Shinhan Card 2018-2	2018.08.30		-	940,935
Shinhan Card 2019-1	2019.02.27		768,807	-
Shinhan Card 2019-2	2019.07.10		994,063	-
Shinhan Card 2019-3	2019.12.17		604,495	-
		~~W~~	2,367,365	1,639,693

The C values of financial liabilities associated with the transferred asset backed securities as of December 31, 2019 and 2018 are ~~W~~3,294,857 million and ~~W~~2,548,468 million, respectively.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.	Asset Backed Securitization (ABS), Continued

(b)	The uncollected details among transfer assets, which were sold by act on ABS, as of December 31, 2019 and 2018 are summarized as follows:

	List of disposal asset	Transfer date		2019	2018

Shinhan Card 2015-1	Credit card assets	2015.11.12	~~W~~	-	281,434
Shinhan Card 2016-1	Credit card assets	2016.02.02		-	525,139
Shinhan Card 2017-1	Credit card assets	2017.02.08		593,465	800,706
Shinhan Card 2017-2	Credit card assets	2017.04.26		758,786	767,801
Shinhan Card 2017-3	Credit card assets	2017.09.12		499,852	510,486
Shinhan Card 2018-1	Credit card assets	2018.03.12		601,899	616,937
Shinhan Card 2018-2	Credit card assets	2018.08.30		769,446	788,825
Shinhan Card 2019-1	Credit card assets	2019.02.27		674,131	-
Shinhan Card 2019-2	Credit card assets	2019.07.10		884,130	-
Shinhan Card 2019-3	Credit card assets	2019.12.17		589,951	-
			~~W~~	5,371,660	4,291,328

41.	Related Party Transactions

(a)	As of December 31, 2019, related parties of the Group are summarized as follows:

Name of company	Control relationship

Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan Data System Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Alternative Investment Management	Other related parties
Shinhan BNP Paribas ITMC Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Branbil Co., Ltd.	Other related parties
OrangeLife Insurance Co., Ltd(*)	Other related parties
Financial Savings Information Center Co., Ltd.	Other related parties
Shinhan AI Co., Ltd. (*)	Other related parties
Asia Trust Co., Ltd. (*)	Other related parties

   (*) Included as other related parties as they are included as affiliated companies of Shinhan Financial Group, the parent company of the Group.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

41.	Related Party Transactions, Continued

(b)	Significant transactions with the related parties for the years ended December 31, 2019 and 2018 are as follows:

		2019		2018
Related party / Account		Revenue	Expense	Revenue	Expense

Shinhan Financial Group Co., Ltd.
Interest expense	~~W~~	-	20,138	-	14,953
Fee and commission income		15	-	15	-
Fee and commission expense		-	8,283	-	8,979
Shinhan Bank
Interest income		511	-	177	-
Interest expense		-	4,871	-	3,302
Fee and commission income		1,582	-	1,701	-
Fee and commission expense		-	182,817	-	198,770
Other general and administrative expense		-	1,583	-	1,761
Other operating income		43	-	43	-
Gain on derivatives		320	-	-	-
Loss on derivatives		-	1,392	-	-
Shinhan Credit Information Co., Ltd.
Fee and commission income		25	-	9	-
Fee and commission expense		-	23,169	-	23,224
Shinhan Life Insurance Co., Ltd.
Fee and commission income		18,412	-	16,535	-
Fee and commission expense		-	435	-	524
Employee benefits		-	19	-	67
Other general and administrative expense		-	44	-	45
Shinhan Data System Co., Ltd.
Fee and commission income		21	-	16	-
Fee and commission expense		-	25,068	-	19,052
Depreciation expenses		-	1,548	-	1,605
Other general and administrative expense		-	8	-	12
Shinhan Investment Corp.
Interest income		121	-	126	-
Interest expenses		-	50	-	26
Fee and commission income		154	-	201	-
Fee and commission expense		-	492	-	400
Other general and administrative expense		-	11	-	5

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

41. Related Party Transactions, Continued

(b)	Significant transactions with the related parties for the years ended December 31, 2019 and 2018 are as follows, continued:

		2019		2018
Related party / Account		Revenue	Expense	Revenue	Expense

Jeju Bank
Fee and commission income	~~W~~	39	-	37	-
Fee and commission expense		-	10	-	9
BNP Paribas Cardif Life Insurance
Fee and commission income		54	-	82	-
Reversal of allowance for doubtful accounts		3	-	4	-
Shinhan Savings Bank
Fee and commission income		13	-	860	-
Fee and commission expense		-	55	-	48
Other general and administrative expense		-	14	-	8
Shinhan Aitas Co., Ltd.
Other operating income		2	-	-	-
Shinhan Alternative Investment Management
Fee and commission income		4	-	-	-
Fee and commission expense		-	1	-	1
Shinhan BNP Paribas ITMC Co., Ltd.
Fee and commission expense		-	2	-	2
SHC Management Co., Ltd.
Other operating income		55	-	55	-
BNP Paribas Cardif General Insurance
Fee and commission income		2	-	4	-
Bad debt expenses		-	-	-	1
Shinhan REITs Management Co., Ltd.
Fee and commission income		5	-	5	-
OrangeLife Insurance Co., Ltd(*)
Fee and commission expense		-	3	-	-
Shinhan AI Co., Ltd.(*)
Fee and commission income		3	-	-	-

(*) Included as other related parties as they are included as affiliated companies of Shinhan Financial Group, the parent company of the Group.

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

41.	Related Party Transactions, Continued

(c)	Significant balances with the related parties as of December 31, 2019 and 2018 are summarized as follows:

		2019		2018
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan Financial Group Co., Ltd.
Credit card assets	~~W~~	431	-	314	-
Financing lease assets		40	-	116	-
Consolidated tax accounts		8	-	15	-
Borrowings		-	1,463,120	-	700,000
Current tax liabilities		-	96,454	-	89,623
Accrued expenses		-	15,724	-	10,307
Shinhan Bank
Cash and due from banks		36,208	-	23,522	-
Credit card assets		8,190	-	8,780	-
Financing lease assets		4,212	-	9,529	-
Derivative assets		472	-	272	-
Accounts receivable		9,379	-	-	-
Accrued income		10	-	1	-
Prepaid expenses		-	-	95	-
Guarantee deposits		10,828	-	13,921	-
Right-of-use assets		282	-	-	-
Derivative liabilities		-	12,024	-	4,932
Borrowings		-	103,007	-	33,732
Allowance for asset retirement obligation		-	599	-	545
Accounts payable		-	9,391	-	21
Accrued expenses		-	1,447	-	1,316
Lease liabilities		-	283	-	-
Shinhan Credit Information Co., Ltd.
Credit card assets		93	-	150	-
Financing lease assets		66	-	64	-
Accounts payable		-	2,412	-	1,177
Shinhan Life Insurance Co., Ltd.
Credit card assets		1,808	-	1,968	-
Accounts payable		-	64	-	63
Accrued expenses		-	20	-	29
Allowance for asset retirement obligation		-	52	-	25
Shinhan Data System Co., Ltd.
Credit card assets		384	-	322	-
Financing lease assets		71	-	85	-
Accrued expenses		-	1,112	-	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

41.	Related Party Transactions, Continued

(c)	Significant balances with the related parties as of December 31, 2019 and 2018 are summarized as follows, continued:

		2019		2018
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan Investment Corp.
Cash and due from bank	~~W~~	434	-	598	-
Credit card assets		2,067	-	1,597	-
Prepaid expenses		-	-	4	-
Guarantee deposits		300	-	300	-
Allowance for asset retirement obligation		-	66	-	33
Jeju Bank
Cash and due from bank		65	-	79	-
Financing lease assets		66	-	165	-
Accounts payable		-	7	-	6
BNP Paribas Cardif Life Insurance
Credit card assets		173	-	116	-
Shinhan Savings Bank
Credit card assets		85	-	63	-
Shinhan Aitas Co., Ltd.
Credit card assets		217	-	158	-
Shinhan Capital Co., Ltd.
Credit card assets		197	-	150	-
Shinhan Alternative Investment Management, Inc.
Credit card assets		70	-	63	-
Accounts payable		-	1	-	-
Shinhan BNP Paribas ITMC Co., Ltd.
Credit card assets		173	-	156	-
Shinhan REITs Management Co., Ltd.
Credit card assets		26	-	21	-
Financing lease assets		42	-	49	-
Financial Savings Information Center Co., Ltd.
Credit card assets		-	-	3	-
OrangeLife Insurance Co., Ltd(*)
Credit card assets		404	-	-	-
Accrued expenses		-	257	-	-

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

41.	Related Party Transactions, Continued

(c)	Significant balances with the related parties as of December 31, 2019 and 2018 are summarized as follows, continued:

		2019		2018
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan AI Co., Ltd.(*)
Financing lease assets	~~W~~	52	-	-	-
Asia Trust Co., Ltd.(*)
Credit card assets		226	-	-	-
BNP Paribas Cardif General Insurance
Credit card assets		26	-	29	-
Allowance for doubtful accounts		-	-	-	2
Branbil Co., Ltd.
Credit card assets		8	-	-	-

(*) Included as other related parties as they are included as affiliated companies of Shinhan Financial Group, the parent company of the Group.

(d) Financing transactions between the related parties for the years ended December 31, 2019 and 2018 are summarized as follows:

Control relationship	Related party		2019		2018
			Borrowing	Repayment	Borrowing	Repayment

Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	763,120	-	100,000	-
Other related parties	Shinhan Bank		278,466	(209,191)	16,950	(22,737)

(e) Key management personnel compensations for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Salaries and wages	~~W~~	2,886	2,284
Post-employment benefits		45	30
Share-based compensation expense		1,256	626
	~~W~~	4,187	2,940

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

41.	Related Party Transactions, Continued

(f)	Details of the guarantee provided by related parties as of December 31, 2019 and 2018 are as follows:

Guarantor	Guaranteed Party		Amount of guarantee		Details
			2019	2018

Shinhan Bank	Shinhan Card Co., Ltd	~~W~~	575,342	500,000	Unused credit commitment
			14,473	-	Financial guarantee (letter of credit)
		~~W~~	589,815	500,000

(g)	The main agreement with related parties as of December 31, 2019 and 2018 is as follows:

Related Party		Amount of commitment		Details
		2019	2018

Shinhan Bank	~~W~~	185,352	100,629	Derivative facilities

42.	Interests in Unconsolidated Structured Entities

(a)  The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, beneficiary certificates and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles as the asset manager.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. As an investor in an investment fund, the Group may be exposed to principal losses if the investment fund's value decreases.

(i)	The size of unconsolidated structured entities as of December 31, 2019 and 2018 is as follows:

		Asset-backed securitization
		2019	2018
Assets-backed securitization	~~W~~	1,530,359	863,432
Investment fund		13,147,040	-
Total assets	~~W~~	14,677,399	863,432

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

42.	Interests in Unconsolidated Structured Entities, Continued

(a)  The nature and extent of interests in unconsolidated structured entities, continued

(ii) Revenues and expenses recognized relating to the Group’s interests in unconsolidated structured entities for the years ended December 31, 2019 and 2018 are as follows:

		Asset-backed securitization
		2019	2018
Revenues
Fee and commission income	~~W~~	-	56
Other operating income		8,869	40,445
	~~W~~ 	8,869	40,501

Expenses	~~W~~	(343)	(376)

		Investment fund
		2019	2018
Revenues
Other operating income	~~W~~	75	64
	~~W~~ 	75	64

(iii) The carrying amounts of the assets transferred to unconsolidated structured entities as of December 31, 2019 and 2018 are as follows:

		Asset-backed securitization
		2019	2018
Loans	~~W~~	3,739,374	895,652

		Investment fund
		2019	2018
Loans	~~W~~	400,000	-

(b)	Nature of risks

(i)	The carrying amounts of the assets and liabilities recognized relating to the Group’s interests in unconsolidated structured entities as of December 31, 2019 and 2018 are as follows:

		Asset-backed securitization
		2019	2018
Assets:
Financial assets at FVTPL	~~W~~	1,236	1,578
Other assets		-	1
	~~W~~	1,236	1,579

		Investment fund
		2019	2018
Assets:
Financial assets at FVTPL	~~W~~	400,075	250,064
	~~W~~	400,075	250,064

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

42.	Interests in Unconsolidated Structured Entities, continued

(b)	Nature of risks

(ii)	Maximum exposure to risk relating to the Group’s interests in unconsolidated structured entities as of December 31, 2019 and 2018 is as follows:

		Asset-backed securitization
		2019	2018
Assets held	~~W~~	1,236	1,579

		Investment fund
		2019	2018
Assets held	~~W~~	400,075	250,064

43.	Acquisition of a Subsidiary

(a) General Information

On January 22, 2019, the Group acquired 100% equity in Prudential Vietnam Finance Company Limited, located in Vietnam. The Group acquired a subsidiary in Vietnam to expand its new market through credit loan business.

(b) Identifiable acquired assets and liabilities

Identifiable acquired assets and liabilities as of January 1, 2019 are as follows:

Classification		Amount

Due from banks, etc.	~~W~~	12,271
Loans		259,082
Property and equipment		4,163
Intangible assets		5,629
Other assets		12,258
Deposits		(211,325)
Other liabilities		(19,036)
	~~W~~	63,042

SHINHAN CARD CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

43.	Acquisition of a Subsidiary, Continued

(c) Consideration transferred and measurement of goodwill

(i)	Fair value of consideration transferred

Classification		Amount
Due from banks	~~W~~	170,194

(ii)	Measurement of goodwill

Goodwill recognized on the acquisition of the subsidiary is as follows, reflecting the expectation that that the competitiveness would be strengthened through securing local sales networks in Vietnam.

Classification		Amount
Total transfer price	~~W~~	170,194
Fair value of identifiable asset		(63,042)
Goodwill		107,152

The actual acquisition date is January 22, 2019, but no reliable financial information was available as of the acquisition date, and as a result, the Group recognized goodwill on January 1, 2019 ("the deemed acquisition date") based on the acquiree's financial statements as of then. On the other hand, there are no transactions that significantly affect the net book value of Prudential Vietnam Finance between the deemed acquisition date and the acquisition date.

44.	Events after the Reporting Period

The Group is currently in the process of purchasing an item of real estate (Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga)) which is currently being leased. No specific schedule for the purchase exists as of the end of the reporting period.